   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1997
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------
                            FIBERITE HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                         ------------------------------

             DELAWARE                            2295                           41-1414333
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

                          2055 EAST TECHNOLOGY CIRCLE
                                TEMPE, AZ 85284
                                 (602) 730-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                         ------------------------------

                              DR. JAMES E. ASHTON
                            CHIEF EXECUTIVE OFFICER
                            FIBERITE HOLDINGS, INC.
                          2055 EAST TECHNOLOGY CIRCLE
                                TEMPE, AZ 85284
                                 (602) 730-2000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                         ------------------------------

                                   Copies to:

              CAMERON JAY RAINS, ESQ.                              JOHN SCHUSTER, ESQ.
           GRAY CARY WARE & FREIDENRICH                          CAHILL GORDON & REINDEL
            A PROFESSIONAL CORPORATION                               80 PINE STREET
         4365 EXECUTIVE DRIVE, SUITE 1600                          NEW YORK, NY 10005
                SAN DIEGO, CA 92121                                  (212) 701-3000
                  (619) 677-1400

                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box.   [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
        TITLE OF EACH CLASS OF                          PROPOSED MAXIMUM  PROPOSED MAXIMUM
           SECURITIES TO BE              AMOUNT TO BE  OFFERING PRICE PER AGGREGATE OFFERING    AMOUNT OF
              REGISTERED                REGISTERED(1)       SHARE(2)          PRICE(2)     REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.......... 5,750,000 shares       $17.00      $97,750,000.00     $29,622.00
===========================================================================================================

(1) Includes 750,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of computing the registration fee.
                         ------------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL
     OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF
     THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1997

PROSPECTUS
            , 1997

                                5,000,000 SHARES

                                 FIBERITE LOGO

                            FIBERITE HOLDINGS, INC.
                                  COMMON STOCK

     Of the 5,000,000 shares of common stock, $0.01 par value per share (the "Common Stock"), offered hereby, 3,000,000 shares are being sold by Fiberite Holdings, Inc. and 2,000,000 shares are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders. See "Principal and Selling Stockholders."

     Prior to this offering (the "Offering"), there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Company has applied for quotation of the Common Stock on the New York Stock Exchange under the symbol "FBT."

      SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                     PRICE       UNDERWRITING      PROCEEDS       PROCEEDS TO
                                    TO THE      DISCOUNTS AND       TO THE        THE SELLING
                                    PUBLIC      COMMISSIONS(1)    COMPANY(2)      STOCKHOLDERS
-------------------------------------------------------------------------------------------------
Per Share........................       $             $                $               $
Total(3).........................       $             $                $               $
-------------------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $          .

(3) Certain of the Selling Stockholders, and under certain circumstances the Company, have granted the Underwriters a 30-day option to purchase up to 750,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Company and Proceeds
    to the Selling Stockholders will be $          , $          , $          and
    $          , respectively. See "Underwriting."

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that certificates for such shares will be available
for delivery in New York, New York on or about             , 1997.

DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                     COWEN & COMPANY

                                                            SALOMON BROTHERS INC

                              [INSIDE FRONT COVER]

     The Company has filed domestic and foreign trademark applications for the trademark "Fiberite." All other brand names and trademarks appearing in this Prospectus are the property of their respective holders.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Fiberite Holdings, Inc. conducts all of its operations through its wholly owned subsidiary, Fiberite, Inc. ("Fiberite"). As used in this Prospectus, unless the context otherwise requires, the term "Company" includes Fiberite Holdings, Inc. and all of its subsidiaries and its and their respective predecessors and subsidiaries. The term "Predecessor" refers to the business predecessors of the Company prior to October 6, 1995. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting."

                                  THE COMPANY

     The Company is a leading supplier of advanced composite materials to the worldwide aerospace, industrial and recreational markets. The Company's composite materials are comprised of carbon, glass or other fibers that are impregnated with one of the Company's proprietary resin matrices, creating materials with more favorable strength- and stiffness-to-weight, dimensional stability and thermal insulative properties than those of many high performance materials, including metals and alloys. The Company's final products are principally sold in rolls, sheets or in granular or chopped forms and are subsequently incorporated by the Company's customers into a manufactured component. The Company's advanced composite materials are qualified to a broad range of specifications within the commercial and military aerospace industries and are used in interior and exterior aircraft structures, satellite and missile components, and solid rocket motor ablative insulation structures. The Company also sells carbon-carbon materials for use in the manufacture of commercial and military aircraft brakes. Additionally, the Company's composite materials are qualified to a wide range of industrial and recreational specifications, including electronic and small engine components, under-the-hood automotive applications, golf club shafts and fishing rods. The Company's strong position in its markets resulted in an increase in net sales of approximately 36% from fiscal 1993 to fiscal 1996.

     Over the last two decades, there has been significant growth in the use of composite materials as a result of improvements in applications engineering, advances in composites technology and declining costs to the customer in manufacturing its final products. In particular, the use of composite materials on commercial aircraft has increased as a result of both the growth in commercial aircraft deliveries and the increase in composites used on a per-aircraft basis as manufacturers strive to reduce aircraft weight and to maximize both fuel efficiency and payload capacity. Industry analysts believe the demand for commercial aircraft will be favorably influenced by a significant increase in air travel expected over the next decade, and the Company believes its established position and broad range of qualifications in the commercial aircraft market position it to capitalize on this trend. The Company's sales for commercial aircraft interior and exterior applications were approximately 31%, 33% and 35% of net sales in fiscal 1994, 1995 and 1996, respectively. In addition, sales of carbon-carbon materials, the substantial majority of which are used in commercial aircraft brakes, were approximately 8%, 10% and 10% of net sales in fiscal 1994, 1995 and 1996, respectively.

     The Company is also a leading supplier of advanced composite materials for military aircraft and for satellite applications. The Company believes there will be increased use of advanced composite materials in defense programs over the next several years primarily as a result of military aircraft moving from the development stage to the production phase. Sales for military aircraft exterior applications were approximately 13%, 14% and 12% of net sales in fiscal 1994, 1995, and 1996, respectively. Recently, there has also been a significant increase in the use of advanced composite materials by the U.S. satellite market due in large part to the growth in the telecommunications industry and the associated need for commercial satellites.

     In October 1995, a group of financial investors led by DLJ Merchant Banking Partners, L.P. and related investors and Carlisle Group, L.P. acquired all of the outstanding stock of ICI Composites, Inc., a wholly owned subsidiary of ICI American Holdings, Inc., and substantially all of the assets of Fiberite Europe GmbH, a wholly owned subsidiary of Deutsche ICI GmbH.

                         FIBERITE COMPETITIVE STRENGTHS

     The Company believes it benefits from the following competitive strengths:

     Strong Market Position and Reputation. The Company has been a leading supplier of advanced composite materials for over 40 years, and management believes the Company has established a reputation in its markets for high quality products and excellent customer service. The Company has been integral in the development of advanced composite materials for strategic missile programs since 1955, has engineered materials for the space industry since the early 1960s and has developed advanced composite materials for virtually every major commercial and military aircraft program since the early 1970s. The Company believes its established position and broad range of qualifications position it to capitalize on emerging opportunities for composite applications in new and existing markets.

     Broad Range of Qualifications. Management believes Fiberite has one of the broadest ranges of qualifications of any composite materials manufacturer. The Company's materials are qualified and used by substantially all of the leading aerospace prime contractors, including Airbus Industrie, AlliedSignal, Inc., Bell Helicopter Textron Inc., The Boeing Company, General Electric Company, Lockheed Martin Corporation, McDonnell Douglas Corp., Northrop-Grumman Corporation and Thiokol Corp. The Company's industrial composite materials are sold to numerous blue chip manufacturers such as International Business Machines Corporation and Motorola, Inc. The Company's materials are also used by suppliers of technologically advanced recreational products, such as Callaway Golf Company and Cobra Golf Inc.

     Favorable Operating Leverage. Over the past 10 years, the Company has invested more than $75.0 million in updating and maintaining its equipment and expanding its operating facilities. As a result, the Company believes it has the manufacturing capacity to meet its anticipated growth for the next several years. In addition, in recent years the Company has improved its manufacturing processes, thereby reducing company-wide cycle time. Also, as a result of a successful structural reorganization, the Company believes its operations are among the most efficient in the industry, with net sales per employee of $291,000 for fiscal 1996.

     Technological Expertise. Fiberite has extensive experience in manufacturing, materials science, process engineering, polymer chemistry and textiles. The Company's chemists, technical service engineers, process engineers, applications engineers and technically orientated sales force work with customers to identify and engineer solutions to meet such customers' material requirements. In addition, the Company's relationship with the Wilton Centre, a research division of Imperial Chemical Industries, PLC, provides the Company with access to substantial research facilities and expertise.

     Experienced Management Team. Fiberite's management has extensive experience in the composite and aerospace industries. James E. Ashton, Ph.D., Chief Executive Officer, has nearly 28 years of experience in the composites industry and has led research in composites design and analysis and managed significant commercial and military composites production programs. Carl W. Smith, President and Chief Operating Officer, has over 25 years of experience in the composites industry, including 11 years with large aerospace prime contractors. Jon B. DeVault, Senior Vice President, Marketing, has over 30 years of experience with composite materials and structures used in the aerospace industry.

                               FIBERITE STRATEGY

     The Company has adopted the following strategies to enhance its position as a leading supplier of advanced composite materials:

     Capitalize on Growth in the Commercial Aerospace Industry. Industry analysts believe that the demand for commercial aircraft will be favorably influenced by the projected increase in annual revenue passenger miles from approximately 1.6 trillion in 1995 to approximately 4.3 trillion in 2015. Additionally, the Company believes suppliers of advanced composite and carbon-carbon materials will benefit from greater utilization of such materials on modern aircraft. The Company also believes there will be an increase in the use of composites as a result of growth in the telecommunications industry and the associated need for commercial satellites. The Company's objective is to capitalize on these trends by continuing to supply a wide variety of advanced composite and carbon-carbon materials to the commercial aerospace market.

     Maximize Growth Opportunities in the Defense Industry. The Company believes there will be increased demand for advanced composite materials in defense programs over the next several years primarily due to military aircraft moving from the development stage into the production phase. As a result, the Company's strategy is to increase sales to its military customers by capitalizing on prior development activities and current qualifications and by maximizing customer service. Additionally, the Company plans to continue working with its defense customers to develop composite materials for next generation military aircraft.

     Pursue Opportunities for New Applications. The Company believes that improvements in applications engineering and composites technology will result in increased utilization of advanced composite materials both within the Company's existing markets and in new markets. The Company's objective is to pursue new opportunities, focusing on applications where the Company can add value through its composite development and applications experience.

     Grow Through Strategic Acquisitions. Over the past two years, the Company has completed a series of acquisitions designed to extend and expand the range of the Company's product offerings. Such acquisitions included the acquisition of: (i) BP Chemicals (Hitco) Inc.'s Fibers and Materials Division, which solidified the Company's position as the world's leading supplier of aerospace ablative materials; (ii) Ligustica SA's polyester/epoxy blend continuous fiber technology, which provided entry into certain marine and industrial markets; and
(iii) Simmaco SARL's polyester bulk molding compound business, which expanded the Company's range of products for industrial markets. The Company intends to continue pursuing strategic acquisitions that will complement or extend its product lines or add new manufacturing and service capabilities.

                                  THE OFFERING

Common Stock offered by the Company.........................  3,000,000 shares
Common Stock offered by the Selling Stockholders............  2,000,000 shares
Common Stock to be outstanding after the Offering...........  14,494,657 shares(1)
Use of proceeds.............................................  Retirement of certain indebtedness.
                                                              See "Use of Proceeds."
Proposed New York Stock Exchange Symbol.....................  FBT

------------------------------
(1) Based upon shares outstanding as of January 15, 1997. Excludes 403,000 shares of Common Stock issuable upon exercise of outstanding options. See "Management -- 1995 Long Term Incentive and Share Award Plan," "Description of Capital Stock" and Note 14 of Notes to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table is derived from the Company's and the Predecessor's respective Consolidated Financial Statements and should be read in conjunction with such Consolidated Financial Statements and the Notes thereto, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included elsewhere in this Prospectus.

                                                                       FISCAL YEAR ENDED(1)
                                   --------------------------------------------------------------------------------------------
                                                                                              PRO FORMA
                                   DEC. 27, 1992     DEC. 26, 1993     DEC. 25, 1994       DEC. 31, 1995(2)      DEC. 31, 1996
                                   -------------     -------------     --------------     ------------------     --------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales........................    $ 164,530         $ 161,190          $172,970             $207,325             $218,827
Gross profit.....................       15,395            18,781            33,501               34,965               42,739
Marketing, general and
  administrative.................       13,984            17,871            10,315               24,386               20,495
Research and technology..........       10,858            10,655             8,134               10,002                8,890
Stock-based compensation(3)......           --                --                --                   --                9,678
Amortization.....................        1,600                --                --                1,691                2,879
Other expense(4).................       14,318                --                --                   --                   --
                                      --------          --------          --------             --------             --------
Operating income (loss)(5).......      (25,365)           (9,745)           15,052               (1,114)                 797
Interest (income) expense,
  net(6).........................          769                (3)             (127)              11,794               10,775
Income tax expense (benefit).....           --            (3,100)            5,788                   --                   --
Cumulative effect of accounting
  change(7)......................           --            (9,390)               --                   --                   --
                                      --------          --------          --------             --------             --------
Net income (loss)(6).............    $ (26,134)        $ (16,032)         $  9,391             $(12,908)            $ (9,978)
                                      ========          ========          ========             ========             ========
Net income (loss) per common and
  common equivalent share........    $   (2.60)        $   (1.59)         $   0.93             $  (1.19)            $  (0.90)
Common and common equivalent
  shares.........................       10,068            10,068            10,068               11,131               11,131
OTHER DATA:
Adjusted operating income(8).....                                                                                   $ 10,936
Adjusted interest expense(8).....                                                                                      6,547
Adjusted net income before
  extraordinary item(8)..........                                                                                      2,633
Adjusted net income per share
  before extraordinary item(8)...                                                                                       0.18
Adjusted common and common
  equivalent shares(8)...........                                                                                     14,915
EBITDA(9)........................    $ (13,325)        $ (11,406)         $ 23,436             $ 15,203             $ 16,662
Depreciation.....................       10,440             7,729             8,384               14,626               12,986
Capital expenditures.............        3,295             2,372             3,574                4,713                6,317
Net sales per average number of
  employees......................          148               172               218                  270                  292

                                                                                                  AT DECEMBER 31, 1996
                                                                                          -------------------------------------
                                                                                                                       AS
                                                                                                ACTUAL            ADJUSTED(10)
                                                                                          ------------------     --------------
                                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................................          $    755             $    755
  Working capital....................................................................            17,764               17,764
  Total assets.......................................................................           161,188              158,997
  Long-term debt, net of current portion.............................................           105,702               62,112
  Stockholders' equity (deficit).....................................................            (2,087)              39,312

------------------------------

 (1) Prior to December 23, 1994, the Company's fiscal year coincided with ICI American's fiscal year, which ended the last Sunday in December. Subsequent to October 6, 1995, the Company adopted a calendar fiscal year.

 (2) Reflects the effects of the Acquisition (as defined) as if the Acquisition had taken place as of January 1, 1995. Adjustments include increasing depreciation and amortization to reflect the effect of the re-valuation of assets to fair market value as discussed in note 5 below and increasing interest expense to reflect the effect of the Credit Agreement (as defined) and the 11.3% Subordinated Discount Notes (as defined). See "The Company" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (3) Stock-based compensation was $9.7 million in fiscal 1996, reflecting the impact of an amendment to the Company's stock option plans which removed the variable features related to certain performance criteria.

 (4) Represents write-off of intangibles and other fixed assets.

 (5) As of the date of the Acquisition, which was accounted for as a purchase, the assets of the Company were re-valued to fair market value and the Company began to recognize increased depreciation and amortization expense associated with such re-valued assets. Depreciation and amortization expenses were approximately $8.3 million, $16.3 million and $15.9 million for fiscal 1994, 1995 and 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

 (6) In connection with the Acquisition, the Company incurred $120.1 million in long-term debt, including $90.0 million under the Credit Agreement and $30.1 million in 11.3% Subordinated Discount Notes. Interest expense associated with debt incurred in connection with the Acquisition was $2.9 million and $11.0 million for fiscal 1995 and 1996, respectively.

 (7) Cumulative effect of change in accounting for post-retirement benefits other than pensions resulting from adoption of SFAS No. 106.

 (8) Adjusted to give effect to (i) the Offering and the use of proceeds therefrom including (a) reduction of interest expense related to the prepayment in full of the 11.3% Subordinated Discount Notes and a repayment of a portion of the Credit Agreement and (b) reduction of amortization expense related to the write-off of deferred financing costs associated with the 11.3% Subordinated Discount Notes and (ii) the elimination of the non-recurring, stock-based compensation discussed in note 3 above.

 (9) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

(10) Adjusted to give effect to the sale by the Company of 3,000,000 shares of Common Stock at an initial public offering price of $16.00 per share and the application of the net proceeds therefrom, including recognition of a $2.2 million extraordinary loss related to the write-off of deferred financing costs associated with the 11.3% Subordinated Discount Notes. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of the federal securities laws, and actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of numerous factors, including the factors set forth below and elsewhere in this Prospectus.

RELIANCE ON SIGNIFICANT CUSTOMERS

     The Company sells, and anticipates that it will continue to sell, the majority of its products to a relatively concentrated customer base and to suppliers to such customer base. For fiscal 1996, approximately 65% of the Company's sales were attributable to products designed to specifications established by AlliedSignal, Inc. ("AlliedSignal"), The Boeing Company ("Boeing"), McDonnell Douglas Corp. ("McDonnell Douglas") and Thiokol Corp. ("Thiokol"). Pursuant to some of the Company's agreements with such customers, the customers are permitted to reduce, cancel or delay orders or shipments of the Company's products. Any such reduction, cancellation or delay in orders by or shipments to any significant customer as a result of any manufacturing or supply difficulties or otherwise, or the loss of any significant customer for any reason, could have a material adverse effect on the Company's business, operating results, prospects and financial condition.

     The Company plans its operations and establishes operating budgets and personnel levels in advance of customer orders based upon estimates of its customers' requirements. These estimates are based in part upon periodically published estimates by large aerospace prime contractors that have historically differed, in some cases materially, from such customers' actual requirements. To the extent estimated orders or revenues fail to materialize following advance expenditures by the Company in anticipation of such orders or revenues, the Company's business, operating results, prospects and financial condition may be adversely affected. See "Business -- Markets and Applications."

LIMITED SUPPLY OF RAW MATERIALS

     The Company's profitability depends largely on the price and continuity of supply of its raw materials, including carbon fiber, fiberglass, rayon and resins, which are supplied by a limited number of sources and in recent years have, from time to time, been subject to limited supply. In particular, there are a limited number of suppliers of the carbon fibers that are used in a majority of the Company's products. The Company is, and expects to remain throughout 1997, on allocation for the carbon fiber materials used in a significant portion of its products. There can be no assurance that the carbon fiber supply currently committed to the Company will be available when required or at the prices currently agreed to or that the Company's allocation will be sufficient to meet currently projected demand or additional opportunities.

     The Company acquires all of the rayon fiber used in some of its ablative products from a single source. This source, which the Company believes is currently the only manufacturer of rayon qualified for the U.S. launch vehicles market, has indicated its intent to discontinue the manufacture of qualified rayon. The Company believes there is a sufficient amount of stockpiled qualified rayon to meet the Company's manufacturing requirements through 1998, and a second source for rayon is currently undergoing a pre-qualification process. The Company believes that, due in part to the strategic importance of certain launch vehicle applications to the U.S. Government, an alternative source of rayon will be qualified by the U.S. Government on or prior to exhaustion of existing qualified rayon supplies. However, there can be no assurance that a new source will become available or that the available rayon supply will be adequate to meet the Company's requirements.

     Although certain of the Company's agreements with its customers provide for price adjustments in the event of certain changes in the cost of raw materials, the Company's ability to pass on increases in the costs of such raw materials to its customers is dependent on market conditions, including the extent to which the Company's customers choose to switch to alternative materials not produced by the Company. Because the Company purchases large volumes of such raw materials, any decrease in the supply or increase in the cost of the Company's raw materials could have a material adverse effect on the business, operating results, prospects and financial condition of the Company. See "Business -- Manufacturing Process and Raw Materials."

RISKS RELATED TO THE QUALIFICATION PROCESS

     In many instances the sources and quality of the carbon fibers and resin components used in particular applications of the Company's products are subject to qualification by the Company's customer, the prime contractor or end user of the Company's products. Accordingly, changes by the Company's suppliers in the design of their products could require costly and time-consuming requalification by the Company. There can be no assurance that material disruptions in supply, which have occurred periodically in the past, will not occur in the future. In the event of any such disruption, if the Company were unable to qualify alternative manufacturing sources for existing or new products in a timely manner, the Company's business, operating results and prospects could be materially adversely affected. See "Business -- Manufacturing Process and Raw Materials."

VOLATILITY OF AND DEPENDENCE UPON THE COMMERCIAL AIRCRAFT INDUSTRY

     Approximately 31%, 33% and 35% of the Company's net sales for fiscal 1994, 1995 and 1996, respectively, were derived from sales to the commercial aircraft industry (exclusive of carbon-carbon materials used in aircraft brakes), which consisted almost exclusively of sales to Boeing, McDonnell Douglas, Airbus Industrie ("Airbus") or their suppliers. In addition, approximately 8%, 10% and 10% of the Company's net sales in fiscal 1994, 1995 and 1996, respectively, were derived from the sale of carbon-carbon materials, the majority of which were used in commercial airplane brakes. The commercial aircraft industry is cyclical in nature and is subject to significant change based on general economic conditions and airline profitability. From 1992 through 1994, domestic airlines suffered significant operating losses. As a result of these losses, as well as the high levels of debt incurred to purchase new aircraft and the excess capacity within the commercial airline sector, the commercial aircraft industry experienced a reduction in new orders for commercial aircraft and related spare parts and the deferral or cancellation of deliveries of previously ordered aircraft. Although worldwide commercial airline profitability and commercial aircraft build rates have improved since 1994, there can be no assurance that any improvement in the commercial aerospace industry will be sustained. Any significant decline in profitability of commercial airlines or reduction in the demand for commercial aircraft would have a material adverse effect on the Company's business, operating results, prospects and financial condition. See "Business -- Markets and Applications."

DEPENDENCE ON GOVERNMENT DEFENSE AND SPACE PROGRAMS; FEDERAL GOVERNMENT
CONTRACTS

     Approximately 30%, 30% and 33% of the Company's net sales for fiscal 1994, 1995 and 1996, respectively, were derived from government defense and space programs, primarily involving military aircraft and launch vehicles (exclusive of carbon-carbon materials used in aircraft brakes). This portion of the Company's business is dependent upon government space and defense budgets, particularly those of the U.S. Government. In recent years, the defense budget of the U.S. Government has declined, resulting in reduced demand for new aircraft, spare parts, satellites and missiles. The substantial majority of U.S. and foreign defense and space program budgets are subject to evaluation and approval on at least an annual basis, and the Company's defense and space contracts frequently contain provisions permitting the cancellation of a contract if funding for a program is reduced or canceled. The U.S. and foreign defense and space program budgets and the demand for related equipment may decline in future years. Failure of the Company to replace sales attributable to a significant defense or space program or contract at the end of that program or contract, whether due to cancellation, spending cuts, budgetary constraints or otherwise, could have a material adverse effect on the Company's business, operating results, prospects and financial condition.

     United States Government contracts, by their terms, generally can be terminated at any time by the U.S. Government, without cause, at the convenience of the U.S. Government. Termination or reduction in a U.S. Government program or termination of a contract between the U.S. Government and one of the Company's customers could result in reduced demand by such customers for the Company's products. United States Government contractors or subcontractors who fail to comply with applicable government procurement related statutes and regulations may also be subject to potential contract termination, suspension or debarment from contracting with the U.S. Government. Most U.S. Government contracts are also subject to modification in the event of changes in funding, and the Company's contractual costs and revenues are subject to adjustment as a result of audits by the Defense Contract Audit Agency and other U.S. Government auditors. Furthermore, business awarded to the Company under U.S. Government contracts may also be protested by competitors. See "Business -- Markets and Applications."

HISTORY OF OPERATING LOSSES; ACCUMULATED DEFICIT

     The Company recognized net losses of approximately $10.0 million and $6.5 million for fiscal 1996 and the period October 6, 1995 to December 31, 1995, respectively. The Company's historical losses have resulted in an accumulated deficit of approximately $16.5 million as of fiscal 1996. There can be no assurance that the Company will maintain profitability on a quarterly basis or achieve profitability on an annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HAZARDOUS MATERIALS AND ENVIRONMENTAL REGULATIONS; LEGAL PROCEEDINGS

     The Company is subject to numerous federal, state and foreign environmental laws and regulations that impose strict requirements for, among other things, the control and abatement of discharges of air, water and soil pollutants and for the manufacture, storage, handling, transport and disposal of hazardous materials. The Company believes that it is in compliance with these laws and regulations. Nevertheless, there is the risk of accidental contamination or injury from these materials. If an accident occurred, or past practices of the Company resulted in environmental harm, the Company could, under certain circumstances, be held liable for related costs and damages which could exceed the Company's resources or otherwise have a material adverse effect on the Company's business, operating results, prospects and financial condition. In addition, it is possible that current or future laws and regulations could require the Company to make substantial expenditures for preventive or remedial action, reduction of exposure to such material, or changes to waste discharge treatment or disposal practices. There can be no assurance that the business, operating results, prospects and financial condition of the Company will not be materially and adversely affected by any accidents or prior practices involving hazardous materials or the interpretation and enforcement of environmental laws and regulations. See "Business -- Environmental Matters."

     The Company is one of the defendants in a number of lawsuits alleging damages as a result of the plaintiffs' exposure to hazardous materials, including asbestos formerly used in certain of the Predecessor's products. The aggregate damages sought by the plaintiffs are subject to proof at trial and include unspecified compensatory and punitive damages. Although the Company believes its exposure in these matters is limited, due in part to the large number of defendants in each lawsuit and the potential availability to the Company of insurance and rights to indemnification against certain potential liabilities, there can be no assurance that the Company will not ultimately be found jointly and severally liable for all damages in any or all of these claims, or that these claims or other claims related to materials used in the Company's products will be covered by available insurance or indemnification, or that, if covered, the amount of insurance will be sufficient to cover any potential adverse judgment. See "Business -- Legal Proceedings."

INTEGRATION OF ACQUISITIONS; MANAGEMENT OF GROWTH

     The Company intends to strategically pursue acquisition targets that could enable the Company to add new customers, provide new products, add manufacturing and service capabilities or increase product sales to existing customers. There can be no assurance that the Company will successfully identify, acquire or profitably integrate and manage additional companies or businesses. During the eight-month period ended December 31, 1996, the Company acquired certain assets from Simmaco relating to bulk molding compounds and licensed certain technology from Ligustica relating to advanced composite materials for marine structures. The anticipated benefits of the foregoing or any other acquisition by the Company will not be realized unless the Company is successful in integrating the acquisition target in an efficient and effective manner. Moreover, the acquisition or license of businesses or technologies from third parties is subject to certain risks, including the risks of diverting management attention, undisclosed or contingent liabilities and the uncertainties associated with identifying the financial and operating characteristics of businesses operating as divisions or subsidiaries of larger enterprises. If the expected synergies from such transactions do not materialize or if the Company fails to successfully integrate new businesses into its existing businesses or is unable to accurately identify and analyze the financial or operating characteristics of the target prior to acquisition, the Company's business, operating results, prospects and financial condition could be materially adversely affected.

     The Company's ability to compete effectively as an independent company and to manage future growth will depend upon its ability to continue to implement and improve operating and financial systems on a timely basis. For example, the Company is currently replacing the management and information system it leases from ICI American (as defined) with new, stand-alone systems. Any significant delay or interruption in the implementation of such systems could materially adversely affect the Company's business, operating results, prospects and financial condition.

COMPETITION

     The markets for the Company's products are highly competitive. The Company believes that product quality, product performance, customer service, ongoing reductions in manufacturing cycle time, on-time delivery and price are the principal factors considered by customers in each of the Company's markets. Some of the Company's competitors may have lower costs, newer technology or greater financial or other resources than the Company and could replace the Company as the holder of sole source or limited source qualifications or become an additional qualified source of materials for the commercial aerospace, space and defense markets. In addition, the Company believes that the excess manufacturing capacity currently experienced by it and its principal competitors could result in ongoing pressure on prices and operating margins. There can be no assurance that the Company will be able to compete successfully with either existing or new competitors or that the effects of such excess capacity or the loss of sole source or limited source qualifications will not materially and adversely affect its business, operating results, prospects and financial condition. See "Business -- Competition."

RESEARCH CAPABILITY

     A portion of the Company's research activities are conducted at Imperial Chemical Industries, PLC's ("ICI") Wilton Centre ("Wilton Centre") pursuant to an agreement between the Company and ICI. This agreement can be terminated by either party following one year's notice. In the event ICI were to elect to terminate its research agreement with the Company, the Company would be required to replace the lost research capability, either through costly internal development or through establishment of a research relationship with a capable outside entity. Although management is unaware of any plans by ICI to terminate the research relationship, there can be no assurance that such termination will not occur or that, should it occur, the Company would be able to replace lost research and development capability. Any significant inability or delay in the introduction of new products by the Company due to the loss of this relationship could have a material adverse effect on the Company's business, operating results, prospects and financial condition. See "Business -- Research and Technology."

RESTRICTIONS IMPOSED BY INDEBTEDNESS

     Upon completion of the Offering, the Company will have approximately $70.0 million outstanding under the Credit Agreement. The Credit Agreement contains a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, make certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations, engage in certain transactions with subsidiaries and affiliates and otherwise restrict certain corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the best interest of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

FOREIGN OPERATIONS, COUNTRY RISKS AND EXCHANGE RATE FLUCTUATIONS

     Approximately 11% of the Company's net sales for each of fiscal 1995 and 1996, respectively, were derived from operations conducted at facilities located in Germany and France. The Company's international operations are subject to a number of additional risks, including currency exchange rate fluctuations, trade barriers, exchange controls, national labor strikes, political risks and risks of increases in duties, taxes and governmental royalties, as well as changes in laws and policies governing operations of foreign-based companies. In addition, earnings of the Company's foreign subsidiaries and intercompany payments are subject to foreign income tax rules that may reduce cash flows available to meet required debt service and other obligations of the Company. Certain of the Company's international revenues have been derived from sales to foreign government agencies or their contractors and are subject to risks similar to those set forth in "Dependence on Government Defense and Space Programs; Federal Government Contracts."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly operating results have varied significantly and are expected to vary in the future. These fluctuations may be caused by many factors, including, among others: the size and timing of individual orders, customer order deferrals or cancellations, market acceptance of new products, technological changes, competitive pricing pressures, changes in the Company's operating expenses, personnel changes, foreign currency exchange rates, mix of products sold, quality control of products sold, and general economic conditions. As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall and, accordingly, any significant shortfall of demand in relation to the Company's expectations or any material delay of customer orders could have a material adverse effect on the Company's business, operating results and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General."

DEPENDENCE ON KEY PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and key employees. In particular, the services of Dr. James E. Ashton, the Company's Chief Executive Officer, would be difficult to replace. Although the Company has employment agreements with certain of its executive officers and key employees, such agreements do not preclude the departure of the officer or employee. The Company does not maintain any key man life insurance with respect to any officers or employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, operating results, prospects and financial condition. See "Management -- Directors and Executive Officers."

LABOR UNIONS; RISK OF WORK STOPPAGE

     The Company's facilities in Orange, CA, Winona, MN, and Delano, PA, are unionized. Approximately 258 of the Company's employees from the Winona facility are covered by a collective bargaining agreement which expires on December 31, 1997 and approximately 193 additional employees from the Delano and Orange facilities are covered by collective bargaining agreements which expire on March 29, 1998 and October 30, 1998, respectively. Additionally, employees at the Company's German and French facilities are represented by national collective bargaining arrangements. Although the Company believes its relations with its employees are good, there can be no assurance that the Company will not experience work stoppages or slowdowns in the future. Any such work stoppage or slowdown could have a material adverse effect on the Company's business, operating results, prospects and financial condition. In addition, there is no assurance that the Company's non-union facilities will not become subject to labor union organizational efforts. See "Business -- Employees."

CONTROL BY THE DLJ INVESTORS

     Upon completion of the Offering, the DLJ Investors (as defined) will own or control approximately 50% of the Common Stock of the Company. The DLJ Investors have the right to nominate a majority of the directors of the Company and will be able to control the vote on all matters submitted to a vote of the holders of the Company's Common Stock. In general, the DLJ Investors will have sufficient voting power to determine, without the consent of the Company's other stockholders, but subject to the terms of the Shareholders Agreement (as defined), the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including any going private transaction, merger, consolidation or sale of all or substantially all of the Company's assets. See "Principal and Selling Stockholders" and "Certain Transactions -- Shareholders Agreement."

BENEFITS OF OFFERING TO SELLING STOCKHOLDERS

     The Selling Stockholders will receive substantial proceeds from this Offering and certain other material benefits in connection with the Offering. The Offering will establish a public market for the Common Stock and provide significantly increased liquidity to the Selling Stockholders for the shares of Common Stock they will own after the Offering. See "Dilution" and "Principal and Selling Stockholders."

SPECIAL SECURITY AGREEMENT

     Fiberite's business includes development and manufacture of defense related products for various U.S. governmental agencies, including the Department of Defense. In connection with its defense related work, and because one of Fiberite's ultimate owners is a French corporation, Fiberite has been required by the Department of Defense to enter into and comply with the terms of a Special Security Agreement among the Company, Fiberite and DLJMB and its affiliates (the "Security Agreement").

     The Security Agreement contains a number of restrictions relating to the management, corporate governance and operations of the Company and Fiberite. In particular, the Security Agreement requires that the board of directors of Fiberite be comprised of at least two persons with no prior relationship with Fiberite or any of its affiliates (each an "Outside Director"); at least two directors of Fiberite (each an "Inside Director"); and an officer of Fiberite who has received the requisite security clearance (the "Officer Director"). The Chairman of the Board of Fiberite may not be an Inside Director, and the total number of Outside Directors and the Officer Director must be greater than the number of Inside Directors. In addition, Fiberite is required to notify the Defense Investigative Service of any proposal of its intention to form a new subsidiary or to acquire ownership or control of another company. Fiberite is also obligated to prevent access by the Company to classified and controlled unclassified information entrusted to Fiberite.

     As a result of the Security Agreement, the Company's representatives on the board of directors of Fiberite may not constitute a majority of such board, and the Company's ability to effect the control of Fiberite is limited accordingly. Management of the Company and Fiberite believe each corporation is in material compliance with the terms of the Security Agreement. However, in the event Fiberite commits a material breach of the Security Agreement, the U.S. Government may, among other things, revoke Fiberite's facility security clearance, terminate any classified contracts pursuant to which Fiberite is a party and suspend Fiberite from participating in any federal government contract. See "Management -- Special Security Agreement."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company, the Selling Stockholders and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The trading price of the Company's Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant orders, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the composites industry, competitors' operating results and other events or factors, many of which are beyond the Company's control. In addition, the stock market in general has experienced extreme price and volume fluctuations which have affected the market price for many companies in industries similar or related to that of the Company and which have been unrelated to the operating performance of these companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

IMMEDIATE AND SUBSTANTIAL DILUTION

     Purchasers of Common Stock in the Offering will experience immediate and substantial dilution. To the extent outstanding options to purchase the Common Stock are exercised, there will be further dilution. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

     In October 1995, a group of financial investors (the "Financial Investors") led by DLJ Merchant Banking Partners, L.P. and related investors (collectively, the "DLJ Investors") and Carlisle Group, L.P. ("Carlisle Group") acquired all of the outstanding stock of ICI Composites, Inc. ("ICI Composites"), a wholly owned subsidiary of ICI American Holdings, Inc. ("ICI American"), and substantially all of the assets of Fiberite Europe GmbH ("Fiberite Europe"), a wholly owned subsidiary of Deutsche ICI GmbH, (the "Acquisition"). The Company was established in 1947 and since that time has operated under the Fiberite trademark. The Company was privately owned until 1980 when it was purchased by Beatrice Food Company, which in turn sold the Company to ICI in 1985 (the Company as operated from 1947 to October 6, 1995, herein defined as the "Predecessor"). The Company manufactures its products in seven facilities located in Delano, PA; Greenville, TX; Orange, CA; Tempe, AZ; and Winona, MN; Oestringen, Germany; and Courcelles-les-Lens, France. The Company's principal executive offices are located at 2055 East Technology Circle, Tempe, Arizona 85284, and the telephone number at that address is (602)730-2000.

                              RECENT ACQUISITIONS

     In the past two years, the Company completed a series of acquisitions designed to expand its range of products and enhance its technology base. Through the acquisition of BP Chemicals (Hitco) Inc.'s ("BP Chemicals") Fibers and Materials Division business in February 1995 (the "BP Acquisition"), the Company established its position as the largest aerospace ablative material supplier in the world. In addition, the BP Acquisition provided the Company with additional proprietary resin formulas for use in the aerospace industry. In April 1996, the Company entered into an agreement with Ligustica, a Swiss corporation, to license technology and use equipment for the production of a polyester/epoxy blend of continuous fiber products for use in the marine and industrial markets, and in December 1996, the Company exercised its option to acquire the Ligustica technology and equipment. The Ligustica material is produced primarily at the Company's Tempe facility on a prototype basis. In May 1996, Fiberite acquired substantially all of the assets of Simmaco, a French bulk molding compound company, thereby expanding its range of products for the industrial market. The Company continues to operate the facility in France and has begun manufacturing bulk molding compounds using the Simmaco technology at the Winona facility.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 3,000,000 shares of Common Stock offered hereby by the Company at an assumed initial public offering price of $16.00 per share are estimated to be approximately $43.6 million after deducting the estimated underwriting discounts and commissions and other expenses payable by the Company in connection with this Offering. The principal use of the net proceeds of the Offering is to retire certain indebtedness. The Company expects to use approximately $35.5 million of such net proceeds to retire the entire principal amount outstanding under its 11.3% zero coupon subordinated notes due 2002 and 2003 (together, the "11.3% Subordinated Discount Notes") issued in connection with the Acquisition, together with interest accrued thereon to the date of the closing of the Offering. The 11.3% Subordinated Discount Notes are held by the DLJ Investors, Carlisle and certain of the Company's other stockholders. See "Certain Transactions."

     The Company plans to use an additional $4.0 million of such net proceeds to repay amounts outstanding under a revolving credit facility (the "Revolving Loan") and $4.0 million of such net proceeds to repay amounts outstanding under a term credit facility (the "Term Loan"), both such facilities pursuant to the Company's credit agreement dated as of October 6, 1995, with Bank of America NT&SA (the "Credit Agreement") as agent for certain commercial lending institutions. The Revolving Loan expires December 31, 2000, and the Term Loan is due in quarterly installments through December 31, 2001. On December 31, 1996, the average interest rates for borrowings under the Revolving Loan and the Term Loan were 8.54% and 8.50%, respectively.

                                DIVIDEND POLICY

     The Company has not declared or paid any dividends on its Common Stock in the past and does not anticipate paying dividends in the foreseeable future. The Company currently intends to retain its earnings to repay debt and support its growth strategy. Any future payment of dividends is within the discretion of the Company's board of directors and will depend, among other factors, upon the capital requirements, operating results and financial condition of the Company from time to time. As a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its subsidiaries. In addition, the Company's ability to pay cash dividends is limited by the terms of the Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the consolidated cash and cash equivalents, short-term debt and capitalization of the Company as of December 31, 1996, and as adjusted, to reflect the sale of the shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share) and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."

                                                                          AT DECEMBER 31, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Cash and cash equivalents.............................................  $    755      $     755
                                                                         =======        =======
Short-term debt:
  Current portion of long-term debt...................................  $  6,900      $   6,900
                                                                         =======        =======
Long-term debt, less current portion:
  Revolving Loan......................................................  $  9,000      $   4,956
  Term Loan...........................................................    61,200         57,156
  11.3% Subordinated Discount Notes...................................    35,502             --
                                                                         -------        -------
     Total long-term debt.............................................   105,702         62,112
Stockholders' equity:
  Preferred stock; $.01 par value; 2,000,000 shares authorized; no
     shares outstanding...............................................        --             --
  Common stock; $.01 par value; 15,000,000 shares authorized;
     11,088,657 shares issued and outstanding, actual; 14,088,657
     shares issued and outstanding as adjusted........................       111            141
  Additional paid-in capital..........................................    14,747         58,307
  Foreign currency translation adjustment.............................      (489)          (489)
  Retained deficit....................................................   (16,456)       (18,647)
                                                                         -------        -------
     Total stockholders' equity (deficit).............................    (2,087)        39,312
                                                                         -------        -------
Total capitalization..................................................  $103,615      $ 101,424
                                                                         =======        =======

                                    DILUTION

     At December 31, 1996, and as adjusted to reflect the exercise by Dr. James
E. Ashton of options for 406,000 shares of Common Stock on January 2, 1997, the Company had pro forma net tangible book value of $(18,831,000) or $(1.64) per share of Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets of the Company reduced by the amount of its total liabilities and divided by the total number of shares of Common Stock outstanding. Without taking into account any other change in such pro forma net tangible book value after December 31, 1996, other than to give effect to the sale by the Company of 3,000,000 shares offered hereby at an assumed initial public offering price of $16.00 per share and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of December 31, 1996 would have been approximately $24,759,000, or $1.71 per share. This represents an immediate increase in such net tangible book value of $3.35 per share to existing stockholders and an immediate dilution of $14.29 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share............................             $16.00
                                                                                        ------
  Pro forma net tangible book value per share before the Offering..........  $(1.64)
                                                                             ------
  Increase attributable to new investors...................................    3.35
                                                                             ------
Pro forma net tangible book value per share after the Offering.............               1.71
                                                                                        ------
Dilution per share to new investors........................................             $14.29
                                                                                        ======

     The following table summarizes, on a pro forma basis as of December 31, 1996, and as adjusted to reflect the exercise by Dr. Ashton of options for 406,000 shares of Common Stock on January 2, 1997, the differences between the existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid:

                                              SHARES PURCHASED      TOTAL CONSIDERATION     AVERAGE
                                            --------------------   ---------------------     PRICE
                                            NUMBER(1)    PERCENT     AMOUNT      PERCENT   PER SHARE
                                            ----------   -------   -----------   -------   ---------
Existing stockholders.....................  11,494,657     79.3%   $ 5,747,329     10.7%    $  0.50
New investors.............................   3,000,000     20.7     48,000,000     89.3       16.00
                                                ------    -----        -------    -----
     Total................................  14,494,657    100.0%   $53,747,329    100.0%
                                                ======    =====        =======    =====

------------------------------

(1) Excludes options to purchase an aggregate of 403,000 shares of Common Stock outstanding as of December 31, 1996, under the 1995 Long Term Incentive and Share Award Plan, at an exercise price of $0.50 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     In October 1995, a group of financial investors led by the DLJ Investors and Carlisle Group acquired all of the outstanding stock of ICI Composites, a wholly owned subsidiary of ICI American, and substantially all of the assets of Fiberite Europe, a wholly owned subsidiary of Deutsche ICI GmbH. Set forth below are selected consolidated financial data for the Predecessor as of and for the fiscal years ended December 27, 1992, December 26, 1993, and December 25, 1994, and the nine months ended October 6, 1995. Also set forth below are selected consolidated financial data of the Company as of and for the three months ended December 31, 1995, and the year ended December 31, 1996. The capital structure of the Predecessor and the accounting bases of the assets and liabilities of the Predecessor prior to the Acquisition differ from those of the Company after the Acquisition. Accordingly, the selected consolidated financial data presented below for the Predecessor are not comparable to data for periods subsequent thereto.

     The selected consolidated financial data as of December 31, 1995 and 1996, and for the three-month period ended December 31, 1995, and the year ended December 31, 1996, are derived from consolidated financial statements of the Company audited by Arthur Andersen LLP, which are included elsewhere in this Prospectus. The selected consolidated financial data as of and for the fiscal year ended December 25, 1994, and the nine months ended October 6, 1995, are derived from consolidated financial statements of the Predecessor audited by KPMG Peat Marwick LLP, which are included elsewhere in this Prospectus. The selected consolidated financial data as of and for the fiscal years ended December 27, 1992, and December 26, 1993, were derived from financial statements of the Predecessor audited by KPMG Peat Marwick LLP, which are not included in this Prospectus.

     The following information should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                 PREDECESSOR                                  THE COMPANY
                                          ---------------------------------------------------------   ---------------------------
                                                                                       PERIOD FROM    PERIOD FROM
                                          FISCAL YEAR    FISCAL YEAR    FISCAL YEAR    DECEMBER 26,    OCTOBER 6,    FISCAL YEAR
                                             ENDED          ENDED          ENDED         1994 TO        1995 TO         ENDED
                                          DECEMBER 27,   DECEMBER 26,   DECEMBER 25,    OCTOBER 6,    DECEMBER 31,   DECEMBER 31,
                                            1992(1)        1993(1)        1994(1)        1995(1)        1995(1)        1996(1)
                                          ------------   ------------   ------------   ------------   ------------   ------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales............................   $164,530       $161,190       $172,970       $161,703       $ 45,622       $218,827
    Cost of sales........................    149,135        142,409        139,469        131,928         37,922        176,088
                                            --------       --------       --------       --------       --------       --------
    Gross profit.........................     15,395         18,781         33,501         29,775          7,700         42,739
    Operating expenses:
      Marketing, general and
        administrative...................     13,984         17,871         10,315         16,628          6,707         20,495
      Research and technology............     10,858         10,655          8,134          7,089          2,913          8,890
      Stock-based compensation(2)........         --             --             --             --             --          9,678
      Amortization.......................      1,600             --             --            110          1,680          2,879
      Other expense(3)...................     14,318            (--)            --             --             --             --
                                            --------       --------       --------       --------       --------       --------
    Operating income (loss)..............    (25,365)        (9,745)        15,052          5,948         (3,600)           797
    Interest (income) expense, net.......        769             (3)          (127)          (100)         2,878         10,775
                                            --------       --------       --------       --------       --------       --------
    Income (loss) before income taxes and
      cumulative effect of accounting
      change.............................    (26,134)        (9,742)        15,179          6,048         (6,478)        (9,978)
    Income tax expense (benefit).........         --         (3,100)         5,788          3,419             --             --
                                            --------       --------       --------       --------       --------       --------
    Income (loss) before cumulative
      effect of accounting change........    (26,134)        (6,642)         9,391          2,629         (6,478)        (9,978)
    Cumulative effect of accounting
      change(4)..........................         --         (9,390)            --             --             --             --
                                            --------       --------       --------       --------       --------       --------
    Net income (loss)....................   $(26,134)      $(16,032)      $  9,391       $  2,629       $ (6,478)      $ (9,978)
                                            ========       ========       ========       ========       ========       ========
    Net income (loss) per common and
      common equivalent share:
      Income (loss) before cumulative
        effect of accounting change......   $  (2.60)      $  (0.66)      $   0.93       $   0.26       $  (0.58)      $   (.90)
      Cumulative effect of accounting
        change...........................         --          (0.93)            --             --             --             --
                                            --------       --------       --------       --------       --------       --------
      Net income (loss) per share........   $  (2.60)      $  (1.59)      $   0.93       $   0.26       $  (0.58)      $   (.90)
                                            ========       ========       ========       ========       ========       ========
    Common and common equivalent
      shares.............................     10,068         10,068         10,068         10,068         11,131         11,131
BALANCE SHEET DATA (END OF PERIOD):
    Cash and cash equivalents............   $    552       $  1,082       $  1,284       $    753       $    568       $    755
    Working capital......................     20,224         16,096         36,192         20,874         17,680         17,764
    Total assets.........................    121,807        117,407        133,017        121,015        165,429        161,188
    Long-term debt, net of current
      portion............................         --             --             --             --        115,478        105,702
    Stockholders' equity (deficit).......     95,665         78,874         93,431         73,812         (1,478)        (2,087)
OTHER DATA (UNAUDITED):
    EBITDA(5)............................   $(13,325)      $(11,406)      $ 23,436       $ 12,118       $  1,138       $ 16,662
    Depreciation.........................     10,440          7,729          8,384          6,060          3,058         12,986
    Capital expenditures.................      3,295          2,372          3,574          4,753            758          6,317
    Net sales per average number of
      employees..........................        148            172            218            208             62            292

------------------------------
(1) Prior to December 25, 1994, the Company's fiscal year coincided with ICI American's fiscal year, which ended the last Sunday in December. Subsequent to October 6, 1995, the Company adopted a calendar fiscal year.

(2) Stock-based compensation was $9.7 million in fiscal 1996, reflecting the impact of an amendment to the Company's stock option plans which removed the variable features related to certain performance criteria.

(3) Represents write-off of intangibles and other fixed assets.

(4) Cumulative effect of change in method of accounting for post-retirement benefits other than pensions resulting from adoption of SFAS No. 106.

(5) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis relates to the financial condition and results of operations of: (i) the Predecessor for the fiscal year ended December 25, 1994; (ii) a combination of the Predecessor from December 26, 1994 to October 6, 1995 and the Company from October 6, 1995, to December 31, 1995, for the year ended December 31, 1995; and (iii) the Company for the year ended December 31, 1996. The discussion and analysis should be read in conjunction with the Selected Consolidated Financial Data and the Consolidated Financial Statements of the Company and the Predecessor and the Notes thereto appearing elsewhere in this Prospectus.

GENERAL

     The Company is a leading supplier of advanced composite materials to the worldwide aerospace, industrial and recreational markets. The Company's advanced composite materials are qualified to a broad range of specifications within the commercial and military aerospace industries and are used in interior and exterior aircraft structures, aircraft brakes, satellite and missile components and solid rocket motor ablative insulation structures. The Company's composite materials are also qualified to a wide range of industrial and recreational specifications, including electronic and small engine components, under-the-hood automotive applications, golf club shafts and fishing rods.

     In October 1995, a group of financial investors led by DLJ Investors and Carlisle Group acquired all of the outstanding stock of ICI Composites and substantially all of the assets of Fiberite Europe, in exchange for $113.3 million in cash. The Company accounted for the Acquisition as a purchase. Upon the closing of the Acquisition, the Company's net assets were written up to fair market value, resulting in increased depreciation and amortization expense in subsequent periods. The Company's results of operations from fiscal 1995 and 1996 reflected depreciation and amortization expense of $10.9 million and $15.9 million, respectively.

     In connection with the Acquisition, the Company issued 10.0 million shares of its Common Stock to the Financial Investors in exchange for $5.0 million. In addition, the Company issued to the Financial Investors an aggregate principal amount of $30.1 million of 11.3% Subordinated Discount Notes. The Company also entered into the Credit Agreement pursuant to which the Company borrowed $75.0 million under the Term Loan and $15.0 million under the Revolving Loan. The Company's results of operations for the fiscal 1995 and 1996 reflect interest expense of $2.9 million and $10.8 million, respectively, associated with the Credit Agreement and the 11.3% Subordinated Discount Notes.

     The net proceeds to the Company from the sale of Common Stock in the Offering are estimated to be approximately $43.6 million. The Company intends to use approximately $35.5 million of such net proceeds to prepay in full the outstanding principal and accrued interest under the 11.3% Subordinated Discount Notes. Additionally, the Company intends to use approximately $4.0 million of such net proceeds to reduce outstanding indebtedness under the Revolving Loan, and $4.0 million of such net proceeds to prepay outstanding indebtedness under the Term Loan. See "Use of Proceeds."

     The Company has recently experienced growth in net sales resulting from increased production of commercial aircraft, increased use of composite materials on commercial and military aircraft, increased use of carbon-carbon materials in commercial and military aircraft brakes and increased demand for commercial satellites associated with telecommunication applications. The Company's sales to the aerospace market were $118.2 million, $156.8 million and $175.5 million in fiscal 1994, 1995 and 1996, representing 68.3%, 75.6% and 80.2% of net sales in these periods, respectively.

     The Company's sales to the aerospace market primarily include sales for commercial and military aircraft applications. Commercial aircraft applications include interior and exterior structures and carbon-carbon brakes. Commercial aircraft sales as a percentage of net sales (exclusive of carbon-carbon sales) were 30.7%, 32.5% and 35.1% in fiscal 1994, 1995 and 1996, respectively.
Military aircraft applications include exterior structures and carbon-carbon brakes. Military aircraft sales as a percentage of net sales (exclusive of carbon-carbon sales) were 13.2%, 14.3% and 12.4% in fiscal 1994, 1995 and 1996, respectively. Sales of carbon-carbon materials for use in commercial and military aircraft brakes were $13.8 million, $19.9 million and $22.1 million in fiscal 1994, 1995 and 1996, respectively. The Company believes the substantial majority of these sales were for commercial aircraft applications.

     The following table shows three year comparative sales and gross margin information for the Company's primary markets:

                                                            FISCAL YEAR ENDED
                                  ----------------------------------------------------------------------
                                   DECEMBER 25, 1994        DECEMBER 31, 1995        DECEMBER 31, 1996
                                  --------------------     --------------------     --------------------
                                                        (IN THOUSANDS, UNAUDITED)
                                                GROSS                    GROSS                    GROSS
                                  NET SALES     MARGIN     NET SALES     MARGIN     NET SALES     MARGIN
                                  ---------     ------     ---------     ------     ---------     ------
Aerospace.......................  $ 118,156      20.5%     $ 156,802      19.4%     $ 175,508      22.4%
Industrial......................     32,059      15.5         30,797      13.8         27,415       9.6
Recreational....................     22,755      18.9         19,726      13.9         15,904       4.5
                                   --------                 --------                 --------
     Total......................  $ 172,970      19.4%     $ 207,325      18.1%     $ 218,827      19.5%
                                   ========                 ========                 ========

RESULTS OF OPERATIONS

     The following table sets forth certain Consolidated Statement of Operations Data expressed as a percentage of net sales for the last three fiscal years:

                                                                        FISCAL YEAR ENDED
                                                        -------------------------------------------------
                                                        DEC. 25, 1994     DEC. 31, 1995     DEC. 31, 1996
                                                        -------------     -------------     -------------
Net sales.............................................      100.0%            100.0%            100.0%
Cost of sales.........................................       80.6              81.9              80.5
                                                            -----             -----             -----
     Gross margin.....................................       19.4              18.1              19.5
Marketing, general and administrative.................        6.0              11.3               9.3
Research and technology...............................        4.7               4.8               4.1
Stock-based compensation..............................         --                --               4.4
Amortization..........................................         --               0.9               1.3
                                                            -----             -----             -----
Operating income......................................        8.7               1.1               0.4
Interest expense, net.................................         --               1.3               5.0
                                                            -----             -----             -----
     Income (loss) before income taxes................        8.7              (0.2)             (4.6)
Income taxes..........................................        3.3               1.7                --
                                                            -----             -----             -----
     Net income (loss)................................        5.4%             (1.9)%            (4.6)%
                                                            =====             =====             =====

  FISCAL YEAR ENDED DECEMBER 31, 1996 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1995

     Net sales for fiscal 1996 were $218.8 million, an increase of $11.5 million, or 5.5%, compared to fiscal 1995. Aerospace sales during fiscal 1996 were $175.5 million, an increase of $18.7 million, or 11.9%, compared to fiscal 1995. Aerospace sales include sales to the aircraft, launch vehicle, aircraft brake and satellite markets. Aircraft sales during fiscal 1996 were $103.9 million, an increase of $6.6 million, or 6.8%, compared to fiscal 1995. Such increase was due primarily to increased commercial aircraft production and increased use of composite materials on newer commercial aircraft models. Increased aircraft sales were also attributable to increased demand for more technically advanced, higher priced graphite materials for aircraft interiors. Launch vehicle and missile sales during fiscal 1996 were $30.8 million, an increase of $3.6 million, or 13.3%, compared to fiscal 1995. In addition, sales of carbon-carbon materials for aircraft brake applications for fiscal 1996 increased $2.3 million, or 11.5%, to $22.1 million compared to fiscal 1995 as a result of the increased use of carbon-carbon brakes on new wide body Boeing, Airbus and McDonnell Douglas aircraft. Sales for satellite applications for fiscal 1996 were $18.7 million, an increase of $6.2 million, or 49.7%, compared to fiscal 1995. The increase in sales for satellite applications was due in large part to increased demand for composite materials associated with commercial telecommunications satellites.

     Industrial sales were $27.4 million in fiscal 1996, a decrease of $3.4 million, or 11.0%, compared to fiscal 1995. The decrease was primarily attributable to the termination of a distribution agreement with Ciba-Geigy AG ("Ciba-Geigy"), because Ciba-Geigy ceased production of certain molding compounds in 1995. Sales to the recreational market for fiscal 1996 were $15.9 million, a decrease of $3.8 million, or 19.4%, compared to fiscal 1995. The decrease resulted primarily from lost sales to Aldila, Inc. ("Aldila"), a golf club shaft manufacturer, which completed the process of transferring in-house the manufacture of substantially all of its composite material requirements. This decrease was partially offset by increased sales to other golf club shaft manufacturers.

     Overall gross margin for fiscal 1996 increased to 19.5% compared to 18.1% in fiscal 1995 primarily as a result of increased aerospace production volumes within existing plant capacity. Aerospace gross margin increased to 22.4% in fiscal 1996 from 19.4% in fiscal 1995 as aerospace sales grew to $175.5 million from $156.8 million without any significant increase in the Company's aerospace manufacturing fixed costs. Increased aerospace gross margin was partially offset by declines in industrial and recreational gross margin in fiscal 1996 compared to fiscal 1995. Industrial gross margin in fiscal 1996 declined to 9.6% from 13.8% in fiscal 1995 due to reduced sales in this market. Recreational gross margin in fiscal 1996 declined to 4.5% from 13.9% in fiscal 1995 due to reduced sales in this market, increased raw material costs and costs associated with converting production to an alternative material. Increased overall gross margin in 1996 was also partially offset by $3.9 million in increased depreciation expense associated primarily with the write up of assets to fair market value in connection with the Acquisition.

     Marketing, general and administrative expenses for fiscal 1996 were $20.5 million, a decrease of $2.8 million, or 12.2%, compared to fiscal 1995. This decrease was primarily due to a $3.0 million charge in fiscal 1995 relating to a change in the valuation of the Company's pension liability.

     Research and technology expenses for fiscal 1996 were $8.9 million, a decrease of $1.1 million, or 11.1%, compared to fiscal 1995. Fiscal 1995 research and technology expenses included $0.9 million of in-process research and development costs written off in connection with the Acquisition. Fiscal 1996 research and technology expenses were partially offset by approximately $0.4 million of revenues in excess of costs of research projects performed for third parties.

     Stock-based compensation was $9.7 million in fiscal 1996, reflecting the impact of an amendment to the Company's stock option plans that removed the variable features related to certain performance criteria.

     Amortization expense for fiscal 1996 was $2.9 million, an increase of $1.1 million compared to $1.8 million in fiscal 1995. The increase is due to the inclusion of three months of amortization expense in fiscal 1995, recorded in connection with the Acquisition, compared to the inclusion of 12 months of such expense in fiscal 1996.

     Interest expense for fiscal 1996 was $10.8 million, an increase of $8.0 million compared to $2.8 million in fiscal 1995. The increase is due to the inclusion of three months of interest expense in fiscal 1995, recorded in connection with the Acquisition, compared to the inclusion of 12 months of such expense in fiscal 1996. The Predecessor had no significant debt.

     The Company has not recorded an income tax benefit in fiscal 1996 or 1995. A deferred benefit was recorded in fiscal 1995 and 1996 to offset the current provision because a majority of the taxes paid in those periods would be refundable in the event of future tax losses. The Company's effective tax rate in fiscal 1996 deviates from the federal statutory rate of 34.0%, due primarily to the differences in the book and tax treatment of non-deductible stock-based compensation.

  FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 25, 1994

     Net sales for fiscal 1995 were $207.3 million, an increase of $34.4 million, or 19.9%, compared to fiscal 1994. Aerospace sales for fiscal 1995 were $156.8 million, an increase of $38.6 million, or 32.7%, compared to fiscal 1994. Aircraft sales during fiscal 1995 were $97.3 million, an increase of $21.3 million, or 28.0%, compared to fiscal 1994. These increased sales were due primarily to increased market share in Europe, increased military sales resulting from product lines acquired from BP Chemicals and increased demand for composite materials for commercial aircraft. Launch vehicle and missile sales were $27.2 million in fiscal 1995, an increase of $4.3 million, or 18.9%, compared to fiscal 1994. Carbon-carbon sales during fiscal 1995 increased $6.1 million, or 44.3%, to $19.9 million compared to fiscal 1994 primarily as a result of the commencement of the Company's participation on the Boeing 767 program. In addition, sales for satellite applications were $12.5 million in fiscal 1995, an increase of $6.9 million, or 124.6%, compared to fiscal 1994. Such increase in sales was primarily due to the Company's position on a single government satellite program and to increased overall demand for composites in the satellite market.

     Industrial sales for fiscal 1995 were $30.8 million, a decrease of $1.3 million, or 3.9% compared to fiscal 1994. Sales to the recreational market for fiscal 1995 were $19.7 million, a decrease of $3.0 million, or 13.3%, compared to fiscal 1994. The decrease in recreational sales resulted primarily from lost sales to Aldila, which began internal manufacture of its advanced composite material requirements.

     Overall gross margin for fiscal 1995 decreased to 18.1% compared to 19.4% in fiscal 1994 primarily due to reduced aerospace margins on sales of certain composite and ablative materials associated with the BP Acquisition in February 1995. For approximately six months following the BP Acquisition, the Company purchased higher cost products from BP Chemical's Santa Ana facility to meet customer requirements while the Company's manufacturing facilities were being qualified. The decline in aerospace gross margin in fiscal 1995 compared to fiscal 1994 was partially offset by improvements resulting from increased aerospace production during the period within the Company's existing plant capacity. Industrial and recreational gross margins declined during the period due to reduced sales to those markets.

     Marketing, general and administrative expenses, including charges from the Company's former parent company, ICI American, were $23.3 million for fiscal 1995, an increase of $13.0 million compared to fiscal 1994. The increase was primarily related to increased expenses resulting from an actuarial adjustment in the Predecessor's pension liability assessed by ICI American, an expansion in the marketing staff to support the BP Acquisition and sales growth in the Company's satellite business.

     Research and technology expenses for fiscal 1995 were $10.0 million, an increase of $1.9 million, or 23.0%, compared to fiscal 1994. In fiscal 1995, in conjunction with the BP Acquisition, additional costs were incurred to qualify the Company's facilities and integrate the associated technology into existing operations. The research and technology expense in fiscal 1995 included $0.9 million of costs expensed in connection with the Acquisition.

     The Company has recorded a 100% valuation allowance against deferred tax assets in fiscal 1995. The allowance was established due to the Company's lack of historical operating profits. The Company's effective tax rate in fiscal 1995 deviates from the federal statutory rate of 34.0%, due primarily to the differences in the book and tax treatment of state taxes and other permanent differences.

SELECTED QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain unaudited quarterly operating information for each of the eight quarters ending with the quarter ended December 31, 1996. This information has been prepared on the same basis as the audited Consolidated Financial Statements contained elsewhere in this Prospectus and includes, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results of operations for any previous fiscal quarter are not indicative of results for the full year or any future quarter.

                                    PREDECESSOR                                           THE COMPANY
                        ------------------------------------   ------------------------------------------------------------------
                                                                      QUARTER ENDED
                                                   (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, UNAUDITED)
                        ---------------------------------------------------------------------------------------------------------
                        MARCH 31,   JUNE 30,    OCTOBER 6,     DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                          1995        1995         1995            1995         1996        1996         1996            1996
                        ---------   --------   -------------   ------------   ---------   --------   -------------   ------------
Net sales..............   $53.8      $ 55.5       $  52.4         $ 45.6        $53.9      $ 52.9       $  56.3         $ 55.7
Cost of sales..........    43.0        46.0          42.9           37.9         43.1        42.6          44.3           46.1
                          -----       -----         -----          -----        -----      ------         -----          -----
  Gross profit.........    10.8         9.5           9.5            7.7         10.8        10.3          12.0            9.6
Operating expenses:
  Marketing, general
    and
    administrative.....     4.8         2.1           9.7            6.7          4.3         5.6           5.3            5.2
  Research and
    technology.........     2.2         2.3           2.6            2.9          2.4         2.4           2.4            1.7
  Stock-based
    compensation.......      --          --            --             --           --         3.7           3.1            2.9
  Amortization.........      --          --           0.1            1.7          0.7         0.8           0.7            0.7
                          -----       -----         -----          -----        -----      ------         -----          -----
  Operating income
    (loss).............     3.8         5.1          (2.9)          (3.6)         3.4        (2.2)          0.5           (0.9)
Interest (income)
  expense, net.........      --          --          (0.1)           2.9          2.9         2.8           2.7            2.4
                          -----       -----         -----          -----        -----      ------         -----          -----
Income (loss) before
  income taxes.........     3.8         5.1          (2.8)          (6.5)         0.5        (5.0)         (2.2)          (3.3)
                          -----       -----         -----          -----        -----      ------         -----          -----
Income tax expense.....     1.6         1.4           0.4             --           --          --            --             --
                          -----       -----         -----          -----        -----      ------         -----          -----
  Net income (loss)....   $ 2.2      $  3.7       $  (3.2)        $ (6.5)       $ 0.5      $ (5.0)      $  (2.2)        $ (3.3)
                          =====       =====         =====          =====        =====      ======         =====          =====
Earnings (loss) per
  common and common
  equivalent share.....   $0.22      $ 0.36       $ (0.32)        $(0.58)       $0.05      $(0.45)      $ (0.20)        $(0.30)

     The Company's quarterly operating results have varied and are expected to vary in the future. These fluctuations may be caused by many factors, including among others: the size and timing of individual orders, customer order deferrals, market acceptance of new products, technological changes, competitive pricing pressures, changes in the Company's operating expenses, personnel changes, foreign currency exchanges rates, mix of products sold, quality control of products sold, and general economic conditions. The Company plans its operations and establishes operating budgets and personnel levels in advance of customer orders based upon estimates of its customers' requirements. To the extent estimated orders or revenues fail to materialize following advance expenditures by the Company in anticipation of such orders or revenues, the Company's business, operating results, prospects and financial condition may be adversely affected. As a result of the foregoing and other factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Risk Factors -- Fluctuations in Quarterly Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

     In conjunction with the Acquisition, the Company was capitalized with a $100.0 million Credit Agreement, consisting of a $25.0 million Revolving Loan (of which $15.0 million was drawn upon the closing of the Acquisition) and a $75.0 million Term Loan, $30.1 million of 11.3% Subordinated Discount Notes and a capital contribution of $5.0 million from the Financial Investors in exchange for 10,000,000 shares of Common Stock at a price of $0.50 per share.

     The Company's primary source of liquidity has been cash provided by operating activities, which generated $21.7 million, $11.9 million and $18.7 million in fiscal 1994, 1995 and 1996, respectively, and the Revolving Loan, under which $16.0 million was available as of December 31, 1996.

     Cash used in investing activities was $5.3 million in fiscal 1996. Capital expenditures were $3.6 million, $5.4 million and $6.2 million in fiscal 1994, 1995 and 1996, respectively. Fiscal 1996 capital expenditures included $2.8 million associated with the implementation of an integrated manufacturing/accounting system. The Company expects capital expenditures for fiscal 1997 to be approximately $7.5 million, including $1.8 million of additional expenditures related to the manufacturing/accounting system.

     Cash used in financing activities was $13.2 million in fiscal 1996. The Company used $13.4 million to reduce the outstanding borrowings under the Credit Agreement from $90.5 million as of December 31, 1995, to $77.1 million as of December 31, 1996.

     After completion of the Offering, management expects to negotiate a new credit agreement with Bank of America NT&SA as agent for certain commercial lending institutions. The Company believes its financial position at that time will be sufficiently improved to qualify the Company for improved terms and conditions; however, there can be no assurance that such improved terms and conditions will be available to the Company or that the Company will successfully complete the renegotiation of the Credit Agreement.

     The net proceeds from the sale of Common Stock are to be used to prepay in full the outstanding principal balance and accrued interest of the Company's 11.3% Subordinated Discount Notes and to repay a portion of the outstanding borrowings under the Credit Agreement. See "Use of Proceeds."

     Management believes that cash from operating activities and available borrowings under the Credit Agreement should be sufficient to permit the Company to fund its operations and meet its obligations under the agreements governing the existing indebtedness for the next full fiscal year. The Company may require financing for additional future acquisitions, if any, and there can be no assurance that it would be able to obtain such financing on terms considered to be favorable by management or at all.

                                    BUSINESS

GENERAL

     The Company is a leading supplier of advanced composite materials to the worldwide aerospace, industrial and recreational markets. The Company's composite materials are comprised of carbon, glass or other fibers that are "impregnated" with one of the Company's proprietary resin matrices, creating materials with more favorable strength- and stiffness-to-weight, dimensional stability and thermal insulative properties than those of many high performance materials, including metals and alloys. The Company's final products are principally sold in rolls, sheets or in granular or chopped forms and are subsequently incorporated by the Company's customers into a manufactured component. The Company's advanced composite materials are qualified to a broad range of specifications within the commercial and military aerospace industries and are used in interior and exterior aircraft structures, satellite and missile components and solid rocket motor ablative insulation structures. The Company also sells carbon-carbon materials for use in the manufacture of commercial and military aircraft brakes. Additionally, the Company's composite materials are also qualified to a wide range of industrial and recreational specifications, including electronic and small engine components, under-the-hood automotive applications, golf club shafts and fishing rods. The Company's strong position in its markets resulted in an increase in net sales of approximately 36% from fiscal 1993 to fiscal 1996.

     Over the last two decades, there has been significant growth in the use of composite materials as a result of improvements in applications engineering, advances in composites technology and declining costs to the customer in manufacturing its final products. In particular, the use of composite materials on commercial aircraft has increased as a result of both the growth in commercial aircraft deliveries and the increase in composites used on a per-aircraft basis as manufacturers strive to reduce aircraft weight and to maximize both fuel efficiency and payload capacity. Industry analysts believe the demand for commercial aircraft will be favorably influenced by a significant increase in air travel expected over the next decade, and the Company believes its established position and broad range of qualifications in the commercial aircraft market position it to capitalize on this trend. The Company's sales for commercial aircraft interior and exterior applications were approximately 31%, 33% and 35% of net sales in fiscal 1994, 1995 and 1996, respectively. In addition, sales of carbon-carbon materials, the substantial majority of which are derived from commercial aircraft brakes were approximately 8%, 10% and 10% of net sales in fiscal 1994, 1995 and 1996, respectively.

     The Company is also a leading supplier of advanced composite materials for military aircraft and satellite applications. The Company believes there will be increased use of advanced composite materials in defense programs over the next several years primarily as a result of military aircraft moving from the development stage to the production phase. Sales for military aircraft exterior applications were approximately 13%, 14% and 12% of net sales in fiscal 1994, 1995, and 1996, respectively. Recently there has also been a significant increase in the use of advanced composite materials by the U.S. satellite market due in large part to the growth in the telecommunications industry and the associated need for commercial satellites.

     In October 1995, a group of financial investors led by the DLJ Investors and Carlisle Group acquired all of the outstanding stock of ICI Composites, a wholly owned subsidiary of ICI American, and substantially all of the assets of Fiberite Europe.

FIBERITE COMPETITIVE STRENGTHS

     The Company believes it benefits from the following competitive strengths:

     Strong Market Position and Reputation. The Company has been a leading supplier of advanced composite materials for over 40 years, and management believes the Company has established a reputation in its markets for high quality products and excellent customer service. The Company has been integral in the development of advanced composite materials for strategic missile programs since 1955, has engineered materials for the space industry since the early 1960s and has developed advanced composite materials for virtually every major commercial and military aircraft program since the early 1970s. The Company believes its established position and broad range of qualifications position it to capitalize on emerging opportunities for composite applications in new and existing markets.

     Broad Range of Qualifications. Management believes Fiberite has one of the broadest ranges of qualifications of any composite materials manufacturer. The Company's materials are qualified and used by substantially all of the leading aerospace prime contractors, including Airbus, AlliedSignal, Bell Helicopter Textron Inc., Boeing, General Electric Company, Lockheed Martin Corporation ("Lockheed"), McDonnell Douglas, Northrop-Grumman Corporation and Thiokol. The Company's industrial composite materials are sold to numerous blue chip manufacturers such as International Business Machines Corporation and Motorola, Inc. ("Motorola"). The Company's materials are also used by suppliers of technologically advanced recreational products such as Callaway Golf Company and Cobra Golf, Inc.

     Favorable Operating Leverage. Over the past 10 years, the Company has invested more than $75.0 million in updating and maintaining its equipment and expanding its operating facilities. As a result, the Company believes it has the manufacturing capacity to meet its anticipated growth for the next several years. In addition, in recent years the Company has improved its manufacturing processes, thereby reducing company-wide cycle time. Also, as a result of a successful structure reorganization, the Company believes its operations are among the most efficient in the industry, with net sales per employee of $291,000 for fiscal 1996.

     Technological Expertise. Fiberite has extensive experience in manufacturing, materials science, process engineering, polymer chemistry and textiles. The Company's chemists, technical service engineers, process engineers, applications engineers and technically orientated sales force work with customers to identify and engineer solutions to meet such customers' material requirements. In addition, the Company's relationship with the Wilton Centre, a research division of ICI, provides the Company with access to substantial research facilities and expertise.

     Experienced Management Team. Fiberite's management has extensive experience in the composite and aerospace industries. James E. Ashton, Ph.D., Chief Executive Officer, has nearly 28 years of experience in the composites industry and has led research in composites design and analysis and managed significant commercial and military composites production programs. Carl W. Smith, President and Chief Operating Officer, has over 25 years of experience in the composites industry, including 11 years with large aerospace prime contractors. Jon B. DeVault, Senior Vice President, Marketing, has over 30 years of experience with composite materials and structures used in the aerospace industry.

FIBERITE STRATEGY

     The Company has adopted the following strategies to enhance its position as a leading supplier of advanced composite materials:

     Capitalize on Growth in the Commercial Aerospace Industry. Industry analysts believe that the demand for commercial aircraft will be favorably influenced by the projected increase in annual revenue passenger miles from approximately 1.6 trillion in 1995 to approximately 4.3 trillion in 2015. Additionally, the Company believes suppliers of advanced composite and carbon-carbon materials will benefit from greater utilization of such materials on modern aircraft. The Company also believes there will be an increase in the use of composites as a result of growth in the telecommunications industry and the associated need for commercial satellites. The Company's objective is to capitalize on these trends by continuing to supply a wide variety of advanced composite and carbon-carbon materials to the commercial aerospace market.

     Maximize Growth Opportunities in the Defense Industry. The Company believes there will be increased demand for advanced composite materials in defense programs over the next several years primarily due to military aircraft moving from the development stage into the production phase. As a result, the Company's strategy is to increase sales to its military customers by capitalizing on prior development activities and current qualifications and by maximizing customer service. Additionally, the Company plans to continue working with its defense customers to develop composite materials for next generation military aircraft.

     Pursue Opportunities for New Applications. The Company believes that improvements in applications engineering and composites technology will result in increased utilization of advanced composite materials both within the Company's existing markets and in new markets. The Company's objective is to pursue new opportunities, focusing on applications where the Company can add value through its composite development and applications expertise.

     Grow Through Strategic Acquisitions. Over the past two years the Company has completed a series of acquisitions designed to extend and expand the range of the Company's product offerings. Such acquisitions include the acquisition of: (i) BP Chemicals' Fibers and Materials Division, which solidified the Company's position as the world's leading supplier of aerospace ablative materials; (ii) Ligustica's polyester/epoxy blend continuous fiber technology, which provided entry into certain marine and industrial markets; and (iii) Simmaco's polyester bulk molding compound business, which expanded the Company's range of products for industrial markets. The Company intends to continue pursuing strategic acquisitions that will complement or extend its product lines or add new manufacturing and service capabilities.

INDUSTRY BACKGROUND

     Advanced composite materials are used to satisfy a wide variety of materials requirements in aerospace, industrial and recreational applications. Advanced composite materials can be designed to have more favorable strength-, and stiffness-to weight ratios and fatigue resistance properties than metals, such as steel, aluminum, titanium or alloys, to have negligible dimensional change across a broad temperature range and to have tailored electrical and thermal conductivity characteristics. Composite materials can also be designed with predictable thermal erosion, or "ablative," properties. Additionally, certain advanced composites have extremely low smoke and toxicity attributes. There has been significant growth in the use of composite materials and increased substitution of advanced composite materials for such metals as a result of improvements in applications engineering, advances in composites technology and declining costs to the customer in manufacturing its final products.

  AEROSPACE

     The substantial majority of advanced composite materials sold in the aerospace markets are manufactured to specifications of aerospace original equipment manufacturers ("OEMs"). These OEMs select and qualify a limited number of advanced composite materials suppliers for particular programs or specifications. The qualification for a particular specification generally follows a lengthy evaluative process. Selection typically is based upon: (i) the product's specific technical properties and ability to meet customers' specifications; (ii) "shop floor" acceptance by customers; (iii) the raw materials used; (iv) the capability and quality of the manufacturing process; and (v) the reputation of the supplier. Within the aerospace industry, there are four principal markets served: commercial, military, satellite and launch vehicles.

     Commercial Aircraft

     Because aircraft applications require the high performance characteristics associated with advanced composite materials, the commercial aircraft market is the leading consumer, both in sales and gross pounds purchased, of advanced composite materials. As shown in the following diagram, advanced composites are used in a variety of interior and exterior commercial aircraft applications:

                                 [Illustration]

   [picture of a typical commercial aircraft showing composite applications]

     Industry analysts believe that the demand for commercial aircraft should be favorably influenced by the projected increase in annual revenue passenger miles from approximately 1.6 trillion in 1995 to approximately 4.3 trillion in 2015. In addition to growth of aircraft deliveries, the use of advanced composite materials has increased on a per-aircraft basis as manufacturers attempt to reduce the weight of the aircraft, while maintaining structural integrity, in an effort to maximize fuel efficiency and increase payload. As the chart below shows, more recently introduced aircraft utilize advanced composite materials as a greater percentage of their structural weight:

                                    [GRAPH]

[chart summarizing the composite content on a typical commercial aircraft by year of introduction and percent of structural weight]
------------------------------

     Military Aircraft

     The defense market has historically been an innovator in, and significant source of demand for, advanced composite materials. Defense and aerospace applications include military aircraft exterior structural applications, strategic and tactical missile components, rocket motor insulation, missile radomes and satellite antennae dishes. The following diagram details typical applications of advanced composites on military aircraft:

                                 [ILLUSTRATION]

    [picture of a military fighter aircraft showing composite applications]

     Although the demand for military aircraft has declined as military budgets have been reduced since the end of the Cold War, industry experts currently expect defense procurement to remain stable through the year 2000. Additionally, as demonstrated in the following chart, the use of advanced composite materials as a percentage of military aircraft structural weight has grown:

                                    [Graph]

[chart summarizing the composite content on a military fighter aircraft by year of introduction and percent of structural weight]
------------------------------

     Satellites

     Advanced composites used for satellite applications typically exhibit very high stiffness, extremely low weight, negligible dimensional change across a wide temperature range and low moisture absorbing attributes. Satellite applications include frame or "bus" structures, antennas, solar array panels and other optical hardware. Recently, there has also been a significant increase in the use of advanced composite materials by the U.S. satellite market due in large part to the growth of the telecommunications industry and the associated need for commercial satellite.

     Launch Vehicles

     Ablative composites offer unique thermal insulative qualities in environments exceeding 6,000 degrees Fahrenheit, and are designed to resist particle erosion from solid rocket propellant. As a result, these materials are used to insulate rocket nozzles from the extreme temperatures associated with a rocket and missile launch, as well as provide insulation for re-entry vehicle components. Ablative composite materials are utilized in a broad range of U.S. and European launch vehicles, including the Space Shuttle, Delta I and II, Titan III and IV and Ariane IV programs.

  INDUSTRIAL

     Advanced composite materials for industrial applications can be designed to offer rapid processing cycles, high temperature creep resistance, optical clarity and high temperature resistance. Typical applications include pumps, covers, transmission gears, brake pistons, transformer bushings, opto-couplers, timing gears, insulators, connectors and certain electronic components.

  RECREATIONAL

     Because advanced composite materials have favorable strength- and stiffness-to-weight ratios and excellent fatigue resistant properties, they are well suited for a variety of applications in the recreational market. Specifically, advanced composites can be designed to meet the torque and bending requirements of thin gauge tubular structures such as those utilized for golf club shafts, fishing rods and bicycle frames.

MARKETS AND APPLICATIONS

     The following table depicts the Company's sales by market and principal end use of the Company's products as of December 31, 1996:

                                         APPROXIMATE %
                MARKET                   OF NET SALES               PRINCIPAL END USE
---------------------------------------  -------------     -----------------------------------
AEROSPACE
     Commercial aircraft...............        35%         Interior and exterior structures
     Military aircraft.................        12          Exterior structures
     Commercial and military
       aircraft brakes                                     Aircraft brakes (primarily
          (carbon-carbon)..............        10          commercial)
     Launch vehicles and missiles......        14          Solid rocket motor nozzles
     Commercial and military                               Thermally stable structures,
       satellites......................         9          including bus structures, antennas,
                                                           solar array panels and other
                                                           optical hardware
                                              ---
          Total aerospace..............        80
INDUSTRIAL
     Molding materials.................        13          Primarily automotive, computer and
                                                           electronic parts
RECREATIONAL
     Sporting goods....................         7          Golf clubs, fishing rods and
                                                           bicycle frames

  AEROSPACE

     Commercial Aircraft Market. The Company offers products with high strength- and stiffness-to-weight ratios and low smoke and toxicity attributes that are used in a wide range of aircraft interior and exterior applications. Typical interior applications include overhead luggage bins and sidewall panels. Exterior applications include rudders, leading and trailing edge panels and engine nacelles.

     The Company is qualified to specifications used on every Boeing and McDonnell Douglas commercial aircraft, as well as a majority of Airbus commercial aircraft, in production. In addition, the Company is qualified to specifications used on numerous regional commuter and business aircraft. The Company believes it is the leading supplier to Boeing of advanced composite materials for aircraft interior applications.

     Military Aircraft Market. The Company offers a range of advanced composite materials addressing the high performance requirements of military aircraft. In addition to high strength- and stiffness-to-weight ratios, advanced composite materials offer radar absorbing characteristics. The Company's materials are used in a variety of military aircraft exterior components, including fuselage, wings and tail sections. The Company's materials are qualified on virtually all existing U.S. military aircraft programs, including the F-22, F-117, AV-8B, F-16, V-22, B-2, F/A-18 C/D, F/A-18 E/F and C-17 programs.

     Aircraft Brakes Market. The Company's advanced composite materials and dry pre-form carbon-carbon products are used primarily to manufacture aircraft brake rotors and stators. Carbon-carbon brakes are typically used on widebody aircraft such as 767, 777, A330, A340 and MD11. The Company also supplies advanced composite materials for carbon-carbon brakes for military aircraft such as the F/A-18 C/D, F/A-18, E/F, F-22, F-117 and B-2.

     The Company is the sole supplier of advanced carbon-carbon composite materials and an alternate source of pre-form carbon-carbon products to AlliedSignal, the second largest manufacturer of aircraft brakes in the United States, and is a significant supplier of carbon-carbon materials to Aircraft Braking Systems Corp., the third largest manufacturer in the U.S. aircraft brakes industry.

     Launch Vehicle and Missile Market. The Company believes it is the leading worldwide manufacturer of ablatives for the aerospace market. Ablatives are high temperature insulation materials used primarily in solid rocket motor nozzles. The Company's largest customer in the ablatives market is Thiokol. Currently, the majority of the Company's ablative sales to Thiokol are used in connection with the Space Shuttle Program. Additionally, the Company sells ablatives for use on Titan and Delta launch vehicles, which are used to place commercial and military satellites into orbit. The Company also sells its ablative materials for use on strategic defense missiles, such as the D-5 and the Minuteman as well as on certain tactical missiles.

     Satellite Market. Fiberite produces advanced composite materials for military and commercial satellites. The satellite market utilizes advanced composite materials primarily because of their high stiffness, low weight, thermal stability and low moisture absorption attributes. The Company's materials are used in low earth orbit satellites, such as Globalstar, and geostationary orbit satellites, such as Intelsat. The Company's major U.S. customers in this market include Hughes Electronic Corp., Lockheed, Motorola, NASA and Space Systems/Loral.

  INDUSTRIAL

     The Company offers composite molding compounds based upon phenolic and epoxy formulations augmented with the bulk molding compound formulations the Company acquired in its May 1996 acquisition of certain assets of Simmaco. Within the industrial market, the Company is concentrating its efforts on several strategic areas including: electric motor commutators, passive electronic components, small engines and under-the-hood automotive applications. The Company also has innovative sheet molding materials that target new applications in portable electronics cases and fuel cells.

  RECREATIONAL

     The Company's major products in this market are advanced composite materials used in the manufacture of composite golf shafts, fishing rods and bicycle frames. Sporting goods customers require a less rigorous qualification process but demand high-quality products. This market is performance and innovation driven as well as price sensitive.

MANUFACTURING PROCESS AND RAW MATERIALS

     The Company manufactures its products using two manufacturing processes:
(i) impregnation of fiber with resin and (ii) dry fiber pre-forming.

                                  [FLOW CHART]

[flow chart describing the Company's raw materials' manufacturing processes: (i) impregnation of fiber with resin and (ii) dry fiber pre-forming]

     For the impregnation process, numerous resin components are mixed at various temperatures. The mixed resin is impregnated into the fibers using heat, tension and pressure. The final product is typically sold in rolls, sheets, or in granular or chopped forms. Documented process control specifications are followed to ensure product consistency. The Company's materials are tested and certified to ensure adherence to stringent customer requirements.

     In the dry fiber pre-forming process, fibers are oriented in specific directions and are entangled utilizing a needling process. The resulting carbon sheets are cut into segments, assembled and stacked in an overlapping sequence, typically in the shape of a donut. The Company's manufacturing process includes stringent process control, testing and certification.

     The Company believes that reduction of manufacturing cycle time -- the time beginning upon the date on which the customer's order is accepted and ending upon the date the customer receives the product -- is a competitive factor in the industry. In recent years, the Company has improved its manufacturing processes and reduced company-wide cycle time. For example, at the Company's Tempe facility, cycle time has been reduced from 28 to 14 days.

     There are a limited number of suppliers of carbon fiber, and certain grades of carbon fiber are currently in short supply. The Company is currently on allocation for certain carbon fiber materials used in a significant portion of its products. The Company works closely with key suppliers to avoid shortages of, or disruptions in its supply of, raw materials. In the event of any disruption in the Company's supply of raw materials, if the Company were unable to qualify alternative manufacturing sources for existing or new products in a timely manner, the Company's business, operating results and prospects could be materially and adversely affected. See "Risk Factors -- Limited Supply of Raw Materials."

RESEARCH AND TECHNOLOGY

     The Company emphasizes research projects that will lead to new products or reduce manufacturing costs. In pursuit of this primary research objective, the Company utilizes a combination of internal research and outside research partnerships.

     The Company's internal research and technology efforts are focused on identifying new product opportunities, establishing research priorities, and assisting customer application engineering efforts. The Company's research and technology group has expertise with a broad range of advanced composite materials and applications, including chemical formulation, resin mixing, hot melt and solution impregnation, textile architecture, advanced composites structures, process engineering, analysis and testing.

     The Company maintains a research relationship with the Wilton Centre through which the Company accesses Wilton's substantial research capabilities. Additional research is conducted in affiliation with the University of Minnesota, Stanford University and research organizations such as SRI International. See "Risk Factors -- Research Capability."

SALES AND MARKETING

     Due to the nature of its products, the Company maintains a technically oriented and industry knowledgeable sales force. The Company's sales force is located near key customers and has a proven ability to support its customers' needs. The Company uses internal and external market specialists to identify applications in new and existing markets. The Company focuses on both expanding sales to existing customers for established applications and leveraging its existing technical and manufacturing expertise in pursuit of new markets and applications.

COMPETITION

     The Company competes with numerous companies on a worldwide basis. The broad markets for the Company's products are highly competitive. In addition to competing directly with companies offering advanced composite materials, the Company competes with companies offering substitute structural materials such as high performance metals or alloys. Depending upon the material and markets, relevant competitive factors include product quality, product performance, customer service, cycle time, on-time delivery and price. The Company's primary competitor in its major markets is Hexcel Corporation. Other competitors include Cytec Industries, Inc., Toray Industries, Inc., Mitsubishi Chemical Corporation and Culver City Composites Corporation. There can be no assurance that the Company will be able to compete successfully with either existing or new competitors or that competitive pressures faced by the Company or the loss of sole source or limited source qualifications will not materially and adversely affect its business, operating results, prospects and financial condition.

ENVIRONMENTAL MATTERS

     The Company is subject to numerous federal, state, local and foreign environmental laws and regulations that impose strict requirements for, among other things, the control and abatement of discharges of air, water and soil pollutants and the manufacturing, storage, handling, transport and disposal of hazardous materials. These laws include, for example, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Clean Air Act, as amended, the Clean Water Act, as amended, and the Resource Conservation and Recovery Act of 1976, as amended. Management believes the Company is in compliance with environmental laws and regulations. The Company has made and intends to continue to make the necessary expenditures for environmental remediation and compliance with environmental laws and regulations. The costs of compliance, including capital costs, with such requirements in the United States and in foreign jurisdictions may be substantial. The Company's capital expenditures for environmental matters were approximately $250,000 in 1996 and estimated to be $350,000-$360,000 for 1997. The Company is not currently involved in, and has not received notice of, any environmental investigation or remediation activities likely to result in any substantial expenditures. However, the Company, along with many other parties, has been identified as a potentially responsible party under CERCLA, with respect to the PCB Treatment, Inc. Superfund Sites in Kansas City, Missouri, and Kansas City, Kansas, based on the alleged shipment of certain materials from its Winona facility. The Company believes that much of the potential liability arising out of this matter will be covered by an indemnification agreement with the former owner of the Winona facility and in any event should not be material.

     There can be no assurance that the Company has identified all environmental liabilities for which it may be responsible or that the cost of such liabilities will not be material. Moreover, standards under environmental laws and regulations have tended to become increasingly stringent over time and more stringent requirements could have a material adverse effect on the Company's business, operating results, propects and financial condition.

LEGAL PROCEEDINGS

     The Company is one of the defendants in six lawsuits brought in California, Illinois, New York and Texas alleging damages as a result of the plaintiffs' exposure to hazardous materials, including asbestos formerly used in certain of the Predecessor's products. One such plaintiff is seeking $10.0 million in compensatory damages and punitive damages. The remaining plaintiffs seek unspecified compensatory and punitive damages. Although the Company believes its exposure in these matters is limited, due in part to the large number of defendants in each lawsuit, certain of the plaintiffs' theories allege joint and several liability on the part of each defendant. Furthermore, the Company believes that it has insurance coverage and/or rights to indemnification from third parties in connection with the aforementioned lawsuits. However, there can be no assurance that the Company will not ultimately be found jointly and severally liable for all damages in any or all of these claims, that these claims or other claims related to materials used in the Company's products will be covered by available insurance or that, if covered, the amount of insurance will be sufficient to cover any potential adverse judgment. These lawsuits are being vigorously defended.

     From time to time, the Company is a party to other litigation and claims arising in the ordinary course of its business. The Company believes that none of these matters, either individually or in the aggregate, are likely to have a material adverse effect on the Company's business, operating results, prospects or financial condition.

FACILITIES

     The Company owns and operates manufacturing facilities throughout the United States as well as in Germany and France. The Company's corporate offices and central research and technology laboratory are located in Tempe, AZ. The Company owns all of its manufacturing facilities except for the French facility and the real estate underlying the Tempe facility, both of which the Company leases. The following table lists the manufacturing facilities of the Company by geographic location, approximate square footage, and principal products:

--------------------------------------------------------------------------------------------------------
                                APPROX. SQUARE
      FACILITY LOCATION              FEET                           PRINCIPAL PRODUCTS
--------------------------------------------------------------------------------------------------------
  WINONA, MN/DELANO, PA         273,000/125,000   - Woven ablative advanced composite materials used for
                                                    (i) military and commercial launch vehicles and (ii)
                                                    strategic and tactical missiles
                                                  - Chopped fiber advanced composite materials and dry
                                                    pre-forms for aircraft brakes
                                                  - Chopped fiber advanced composite materials used for
                                                    under-the-hood automotive components, electric motor
                                                    commutators and passive electronic components
                                                  - Milled fiber for industrial applications
--------------------------------------------------------------------------------------------------------
  GREENVILLE, TX                    230,000       - Woven fabric and unidirectional advanced composite
                                                    materials for commercial and military aircraft
                                                    exteriors, satellites, missiles and sporting goods
                                                  - Dry woven fabric for a variety of aerospace and
                                                    recreational applications
--------------------------------------------------------------------------------------------------------
  TEMPE, AZ                         123,000       - Woven fabric and unidirectional advanced composite
                                                    materials for satellites
                                                  - New product development
--------------------------------------------------------------------------------------------------------
  ORANGE, CA                        92,000        - Woven fabric advanced composite materials for
                                                    commercial aircraft interiors, military and commercial
                                                    aircraft exteriors and satellites
                                                  - Unidirectional advanced composite thermoplastic
                                                    materials for military and industrial applications
--------------------------------------------------------------------------------------------------------
  OESTRINGEN, GERMANY               53,000        - Woven fabric and unidirectional advanced composite
                                                    materials for commercial aircraft interiors,
                                                    commercial and military aircraft exteriors,
                                                    satellites and sporting goods
                                                  - Woven ablative advanced composite materials for
                                                    commercial launch vehicles
--------------------------------------------------------------------------------------------------------
  COURCELLES-LES-LENS, FRANCE       15,000        - Discontinuous fiber advanced composite materials
                                                    used for a variety of commercial and industrial
                                                    applications
--------------------------------------------------------------------------------------------------------

EMPLOYEES

     As of December 31, 1996, the Company had 788 employees, including 454 in production, 79 in research and development, 48 in sales and marketing and 207 in administration. Of these employees, 174 were located in Greenville, 256 in Winona, 151 in Orange, 90 in Tempe, 42 in Delano, 63 in Oestringen and 12 in Courcelles-les-Lens. Three of the Company's plants are unionized. Workers at the Orange and Winona plants are represented by the Teamsters Union and workers at the Delano plant are represented by the Steelworkers Union. The Winona union contract is scheduled for renegotiation in 1997. The Orange and Delano union contracts are scheduled for renegotiation in 1998. Employees at the German and French facilities are represented by national collective bargaining arrangements. There are currently seven grievances brought by former employees of the Orange facility. The grievances will be arbitrated under the union collective bargaining agreement. Management does not believe that the Company's exposure in these arbitration proceedings is material. The Company considers its relationships with its employees to be good.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each of the Company's directors, executive officers and other key employees as of January 31, 1997:

                    NAME                      AGE                        POSITION
--------------------------------------------  ---   --------------------------------------------------
James E. Ashton.............................  54    Chief Executive Officer
Carl W. Smith...............................  48    President and Chief Operating Officer
Ronald M. Miller............................  52    Vice President, Finance, Chief Financial Officer,
                                                    Treasurer and Secretary
Jon B. DeVault..............................  58    Senior Vice President, Marketing
Peter R. Ciriscioli(1)......................  43    Director of Research
Thompson Dean...............................  38    Director
Reid S. Perper..............................  37    Director
Karl Wyss...................................  56    Director
David Canedo................................  51    Director

------------------------------

(1) Not a member of the Company's board of directors.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     Dr. James E. Ashton joined Fiberite in October 1995 as Chief Executive Officer and a director. In January 1997, Dr. Ashton was also elected Chief Executive Officer of the Company. From June 1994 until he joined Fiberite, Dr. Ashton worked as an independent consultant for Carlisle Enterprises, L.P. and other companies. Prior to joining Fiberite, from April 1989 to June 1994, Dr. Ashton served as General Manager of the Armament Systems Division of United Defense L.P., a defense contractor. From 1970 to 1985, Dr. Ashton served as a consultant to Hercules, Incorporated ("Hercules"), a chemical and materials manufacturing company. From 1982 to 1983, Dr. Ashton served as General Manager of the Tulsa Division of Rockwell International Corporation, an aerospace structures subcontractor. From 1967 to 1982 Dr. Ashton was employed by General Dynamics Corporation ("General Dynamics") serving as Director of Structures at General Dynamics' Convair Division (where he led pioneering research regarding thermally stable satellite structures) and as Vice President of Production (where he led the start-up of the F-16 manufacturing program). Dr. Ashton serves as a director of Diametrics Medical Inc., Lokring Corporation, and Exactec Corporation. Dr. Ashton received a Ph.D. in Materials Engineering from the Massachusetts Institute of Technology and an M.B.A. from Harvard University. Dr. Ashton is a limited partner of Carlisle - Fiberite Investors, L.P. ("Carlisle") and Carlisle Group.

     Carl W. Smith joined Fiberite in October 1995 as President and Chief Operating Officer. In January 1997, Mr. Smith was also elected President and Chief Operating Officer of the Company. In 1982, Mr. Smith joined the Predecessor and, from 1982 through the Acquisition, served in different capacities at ICI Composites, including President, Vice President and General Manager of Composure Structures, Plant Manager, Director of Research and Technology and Manager of Technical Service. From 1981 to 1982, Mr. Smith was Manager of Non-Metals at Martin Marietta Aerospace. Prior to that, from 1978 to 1981, Mr. Smith was employed by General Dynamics where he served as Chief of Organics and Composites for the Convair Division. From 1976 to 1977, Mr. Smith was Director of Operations for Composite Optics, Inc., a leader in the design and fabrication of thermally stable structures.

     Ronald M. Miller joined Fiberite in April 1996 and was promoted to Chief Financial Officer and Secretary in June 1996. In January 1997, Mr. Miller was appointed to the additional positions of Vice President, Finance and Treasurer. Also in January 1997, Mr. Miller was elected Vice President, Finance, Chief Financial Officer, Treasurer and Secretary of the Company. From 1969 to 1996, Mr. Miller served in various management positions at Rohr, Inc. ("Rohr"), an aerospace manufacturing company. From 1991 until he resigned from Rohr, Mr. Miller served as Vice President, Finance and Treasurer.

     Jon B. DeVault joined Fiberite in the fall of 1995 as a consultant in the areas of marketing and business development. In January 1997, Mr. DeVault was elected as Fiberite's Senior Vice President, Marketing. Also in January 1997, Mr. DeVault was elected Senior Vice President, Marketing of the Company. From December 1992 to November 1995, Mr. DeVault was a Senior Scientist at the Department of Defense's Advanced Research Projects Agency (ARPA), where he was responsible for planning and implementing a strategy to reduce the cost of polymer matrix composite structures. From January 1962 to November 1992, Mr. DeVault held various management and executive level positions including President of the Composite Products Group and Vice President and General Manager of Graphite Materials and Composite Structures at Hercules.

     Dr. Peter R. Ciriscioli has served as Fiberite's Director of Research since October 1995. From August 1990 to October 1995, Dr. Ciriscioli served in various capacities at ICI Composites, including Manager of Technical Services, Special Projects Manager and Chief Scientist. Dr. Ciriscioli received a B.S. and an M.S. in Materials Science and Engineering from the University of California at Davis and a Ph.D. in Mechanical Engineering and Applied Mechanics from Stanford University.

     Thompson Dean has served as a director of the Company since October 1995 and has also served as a director of Fiberite since October 1995. Since September 1988, Mr. Dean has been employed by DLJ Merchant Banking, Inc. ("DLJMB"), an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), where he serves as a Managing General Partner and a Managing Director. Mr. Dean also serves on the boards of directors of Katz Media Group, Inc., Phase Metrics Corp., Manufacturers' Services Ltd. and CommVault Systems, Inc.

     Reid S. Perper has served as a director of the Company since October 1995. Since 1993, Mr. Perper has been employed by DLJMB, where he served as a Vice President and currently serves as a Principal. From 1989 to 1993, Mr. Perper served in various positions in the Investment Banking Group of DLJSC.

     Karl Wyss has served as a director of the Company since October 1995 and has also served as a director of Fiberite since March 1996. From 1993 to the present, Mr. Wyss has been a Managing Director of DLJMB. From 1989 to October 1993, Mr. Wyss was employed by Lear Siegler, Inc., an aerospace company, and served in various capacities, including Chairman, Chief Executive Officer, President and Chief Operating Officer. Mr. Wyss presently serves on the boards of directors of Brand Scaffold Services, Inc., IVAC Holdings, Inc., OSF Holdings, Inc. and Mallory Limitada.

     David Canedo has served as a director of the Company since January 1997. From July 1996 to January 1997, Mr. Canedo served as Vice President of Fiberite. From October 1995 to June 1996, Mr. Canedo served as Chief Financial Officer and Secretary of Fiberite. From September 1994 to the present, Mr. Canedo has served as a Managing Partner of Carlisle Enterprises, L.P., an affiliate of Carlisle and Carlisle Group. From 1991 to 1994, Mr. Canedo served as Vice President and General Manager of the Metal Bonding and Composite Bonding operations at Rohr. Prior to 1991, Mr. Canedo held various senior management positions in finance, quality control and operations at Rohr.

     Currently all directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Company's board of directors (the "Board"). There are no family relationships among the directors or officers of the Company.

NON-EMPLOYEE DIRECTOR COMPENSATION

     Directors of the Company who are not employees of the Company ("Outside Directors") receive compensation in the amount of $2,500 per meeting plus expenses for services provided as a director. Additionally, a total of 150,000 shares of Common Stock have been reserved for issuance under the 1997 Outside Directors Stock Option Plan (the "Directors Plan"). As of the date of the Offering, no options have been granted under the Directors Plan. The Directors Plan provides for the automatic granting of non-qualified stock options to Outside Directors. Under the Directors Plan, each new Outside Director elected after the date of this Offering will automatically be granted an option to purchase 15,000 shares of Common

Stock on the date of their election. Additionally, the Company's existing Outside Directors shall be granted an option to purchase 15,000 shares of the Company's Common Stock upon the closing of this Offering. All stock option grants to Outside Directors shall be at the then existing fair market value of the Company's Common Stock. The exercise price of the options in all cases will be equal to the fair market value of the Common Stock on the date of grant. Options granted under the Directors Plan vest over four years and must be exercised within ten years.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Compensation Committee of the Company's Board is comprised of
          and                . Neither of these individuals was at any time
during the 1996 fiscal year or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to provisions of the Delaware General Corporation Law ("DGCL"), the Company has adopted provisions in its Amended and Restated Certificate of Incorporation (the "Certificate"), which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability:
(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Certificate also authorizes the Company to indemnify its current and former officers, directors, employees or agents against certain liabilities that may arise or have arisen by reason of their status or service as directors, officers, employees or agents of the Company (other than liabilities arising from acts or omissions not in good faith or willful misconduct of a culpable nature).

     The Company's Bylaws authorize the Company to indemnify its officers, directors, employees and agents to the extent permitted by the DGCL. Pursuant to
Section 145 of the DGCL, which empowers the Company to enter into indemnification agreements with its officers, directors, employees and agents, the Company has entered into separate indemnification agreements with its directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such executive officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from acts or omissions not in good faith or willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also maintains directors' and officers' liability insurance.

     At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation paid to Fiberite's Chief Executive Officer and each of the other executive officers whose salary and bonus for fiscal 1996 collectively exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries for that fiscal year. All of the executive officers named below are referred to herein as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG TERM
                                                                                    COMPENSATION/
                                                                                        AWARD
                                                 ANNUAL COMPENSATION              ------------------
                                        -------------------------------------         SHARES OF
                                                                 OTHER ANNUAL        COMMON STOCK           ALL OTHER
    NAME AND PRINCIPAL POSITION(S)       SALARY       BONUS      COMPENSATION     UNDERLYING OPTIONS     COMPENSATION(1)
--------------------------------------  --------     -------     ------------     ------------------     ---------------
James E. Ashton.......................  $200,000     $37,500      $    --                  --               $ 3,882
  Chief Executive Officer
Carl W. Smith.........................   144,650      69,670           --                  --                 3,882
  President and Chief Operating
    Officer
Ronald M. Miller......................   100,167          --       14,770(2)           40,000                 2,593
  Vice President, Finance Chief
    Financial Officer, Secretary and
    Treasurer

------------------------------

(1) Represents the dollar value of premiums paid by the Company for term life insurance on behalf of the Named Executive Officers and the Company's matching 401(k) contributions.

(2) Represents a housing allowance for Mr. Miller.

  OPTION GRANTS

     The following table sets forth certain information concerning the grant of options to purchase the Company's Common Stock made during fiscal 1996 to each of the Named Executive Officers:

                       OPTION GRANTS IN FISCAL YEAR 1996

                                                                                                             POTENTIAL
                                                                                                         REALIZABLE VALUE
                                                                                                         AT ASSUMED ANNUAL
                                                                                                               RATES
                                                                PERCENT OF                                OF STOCK PRICE
                                           NUMBER OF SHARES        TOTAL                                   APPRECIATION
                                           OF COMMON STOCK    OPTIONS GRANTED   EXERCISE                    FOR OPTION
                                              UNDERLYING       TO EMPLOYEES      OR BASE                      TERM(4)
                                               OPTIONS           IN FISCAL        PRICE     EXPIRATION   -----------------
     NAME AND PRINCIPAL POSITION(S)           GRANTED(1)       YEAR 1996(2)     ($/SH)(3)      DATE        5%        10%
-----------------------------------------  ----------------   ---------------   ---------   ----------
                                                                                                          ---------------
James E. Ashton..........................           --               --              --        --             --        --
  Chief Executive Officer
Carl W. Smith............................           --               --              --        --             --        --
  President and Chief Operating Officer
Ronald M. Miller.........................       40,000               91%          $0.50     5/15/2006    $12,580   $31,876
  Vice President, Finance Chief Financial
    Officer Secretary and Treasurer

------------------------------

(1) Represents incentive stock options granted pursuant to a written compensation arrangement and vest over no more than nine years.

(2) In 1996, the Company granted options to purchase an aggregate of 44,000 shares.

(3) In determining the fair market value of the Company's Common Stock, the Board considered various factors, including the Company's financial condition and business prospects, its operating results, the absence of a market for its Common Stock and the risks normally associated with manufacturing companies.

(4) Potential Realizable Value is based on certain assumed rates of appreciation pursuant to rules prescribed by the Securities and Exchange Commission (the "Commission"). Actual gains, if any, on stock option exercises are dependent upon future performance of the stock price. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with the rules promulgated by the Commission, Potential Realizable Value is based upon the exercise price of the options, which is substantially less than the expected initial public offering price. If the Potential Realizable Value is calculated based on an assumed initial public offering price of $16.00 per share at the assumed rates of appreciation over the ten-year term of the options, the resulting gain at the end of the term would be $25.25 and $40.25 per share, at 5% and 10%, respectively.

  FISCAL YEAR-END VALUES OF STOCK OPTIONS

     The following table sets forth certain information concerning the fiscal year-end value of unexercised options held by the Named Executive Officers. None of the Named Executive Officers exercised any options during fiscal 1996:

                          AGGREGATED OPTION EXERCISES
                       AND FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                    UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                      OPTIONS AT 12/31/96               12/31/96(1)
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------------------------------  -----------   -------------   -----------   -------------
James E. Ashton(2)..............................    200,000        206,000      $ 3,100,000    $ 3,193,000
Carl W. Smith...................................     14,850         39,150          230,175        606,825
Ronald M. Miller................................     11,000         29,000          170,500        449,500

------------------------------

(1) There was no public trading market for the Common Stock at December 31, 1996. Accordingly, these values have been calculated based on an initial public offering price of $16.00 per share minus the exercise price of $0.50.
(2) On January 2, 1997, Dr. James E. Ashton exercised in full his stock option to acquire 406,000 shares of the Company's Common Stock at an exercise price of $0.50 per share. The shares issued upon exercise of Dr. Ashton's option remain subject to the terms of a restricted stock purchase agreement. See "Certain Transactions -- The Ashton Agreement."

     No other compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year was paid pursuant to a long-term incentive plan during the last fiscal year to any of the persons named in the Summary Compensation Table.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with Dr. Ashton. Under the terms of the agreement, Dr. Ashton is to receive a base salary and a target bonus, both of which are subject to annual review and adjustment by the Board. For 1997, Dr. Ashton's base salary is $225,000 and his target bonus is 100% of his salary. The actual bonus will be a multiple of the target bonus amount with the multiple ranging from 0.0x to 2.0x. Under the terms of the agreement, if Dr. Ashton is terminated other than for good cause, he will receive a total of $175,000 in six monthly payments. Additionally, if there is a change of control transaction involving the Company, and Dr. Ashton is terminated other than for cause or is not offered an executive officer position in the post-transaction organization, which position reports directly, or through no more than one individual, to the board of directors of the ultimate parent entity, he shall receive severance compensation equal to two years of the then applicable base salary and target bonus.

     The Company has entered into employment agreements with Ronald M. Miller and Jon B. DeVault. Under the terms of the agreements, Messrs. Miller and DeVault receive annual base salaries of $150,000 and

$120,000, respectively, and are eligible to receive annual target bonuses of $60,000 and $50,000, respectively. Actual bonuses will be a multiple of the target bonus amount with the multiple ranging from 0.0x to 2.0x. Pursuant to the agreements, if Mr. Miller or Mr. DeVault is terminated other than for good cause, then he shall receive six monthly payments each equal to one month's worth of the then applicable base salary plus one-twelfth of his prior year's bonus. Additionally, if there is a change of control transaction involving the Company and Messrs. Miller or DeVault are terminated other than for cause or are not offered an executive officer position in the post-transaction organization, which position reports directly to the chief executive officer of Fiberite immediately prior to the change of control, then he shall receive severance compensation equal to two years of the then applicable base salary and target bonus.

     The Company has a severance agreement with Carl W. Smith pursuant to which, if Mr. Smith is terminated other than for good cause, he shall receive the product of 1.95 multiplied by his annualized base salary rate on the date of termination of employment. The Board has set Mr. Smith's salary for fiscal 1997 at $151,000 and his target bonus at $60,400.

1995 LONG TERM INCENTIVE AND SHARE AWARD PLAN

     The 1995 Long Term Incentive and Share Award Plan (the "Share Award Plan") has a reserve of 1,300,000 shares of Common Stock. At January 15, 1997, 406,000 shares had been issued upon exercise of options, 403,000 shares were subject to outstanding options at a weighted average exercise price of $0.50 and 491,000 shares remained available for future grant under the Share Award Plan. Options may be granted to key employees, or to employees (including officers) who the Board has determined will substantially contribute to the progress of the Company. Both incentive and nonqualified stock options may be granted under the Share Award Plan. The exercise price of such options must be no less than the fair market value at the time of grant. Options granted under the Share Award Plan are subject to individual vesting schedules but must be exercised within ten years of the date of grant.

MANAGEMENT INCENTIVE COMPENSATION PLAN

     The Company has adopted a management incentive compensation plan (the "Management Plan") for certain management employees. Under the Management Plan, covered employees may be paid a cash bonus if certain earnings targets are met by the Company. The amount of the bonus depends upon the covered employee's salary and pay grade and the percentage of the earnings target attained by the Company (the maximum bonus is 200% of base salary). The amount of the bonus is subject to review and adjustment by the Chief Executive Officer of the Company. Any bonus due under the Management Plan for a given fiscal year is to be paid within two and one-half months after the end of the fiscal year. The Management Plan may be terminated or amended at any time by the Board. The Management Plan is an unfunded plan and is not intended to be a qualified profit sharing plan under the Internal Revenue Code of 1986, as amended.

1997 EMPLOYEE STOCK PURCHASE PLAN

     A total of 150,000 shares of the Company's Common Stock has been reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), none of which has yet been issued. The Purchase Plan permits eligible employees to purchase Common Stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into four consecutive 6-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of this Offering.

401(K) PROFIT SHARING PLANS

     The Company has adopted two tax-qualified employee savings and profit sharing plans (the "401(k) Plans") covering substantially all of the Company's employees located in the United States, including officers, who have worked for the Company for at least three months. Pursuant to the 401(k) Plans, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the annual limit prescribed by law ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plans on a pre-tax basis. The Plans also permit after-tax employee contributions. The 401(k) Plan for non-union employees and certain union employees at the Delano facility of the Company provides for a Company matching contribution of 50% of deferrals, up to a maximum match of 2.5% of compensation. No match is provided under the other 401(k) Plan. All contributions are 100% vested when made. The trustee under the 401(k) Plans, at the direction of each participant, invests the assets of the 401(k) Plans in designated investment options. The 401(k) Plans qualify under section 401(a) and
(k) of the Internal Revenue Code of 1986, as amended (The "Internal Revenue Code") so that contributions to the 401(k) Plans, and income earned on the contributions, are not taxable to employees until distributed following termination of employment, and so that the contributions are currently deductible by the Company for income tax purposes.

PENSION PLANS

     The Company has two qualified pension plans, both of which were originally adopted by ICI Composites, covering substantially all of the Company's employees located in the United States. The Fiberite, Inc. Service Related Pension Plan (the "Service Related Plan") covers primarily hourly employees and provides retirement benefits based upon the length of service completed by the employee at retirement. Benefit levels differ for the various Company facilities. The Fiberite, Inc. Pension Plan (the "Pension Plan" together with the Service Related Plan, the "Pension Plans") maintained by the Company covers salaried employees other than officers and key management employees of the Company who are eligible to participate in the Share Award Plan. Retirement benefits are determined by compensation and completed service at the time of retirement. The Pension Plans are intended to qualify under Section 401(a) of the Internal Revenue Code so that contributions are currently deductible by the Company and benefits are not taxable to participants until received from the Pension Plans.

SPECIAL SECURITY AGREEMENT

     Fiberite's business includes the research, design, development and manufacture of defense and defense-related products for various U.S. governmental agencies, including the Department of Defense. Accordingly, the Department of Defense requires that Fiberite's offices and facilities have facility security clearance issued under the Department of Defense Industrial Security Program. The Department of Defense requires that all companies maintaining facility security clearance be effectively insulated from foreign ownership, control or influence. By virtue of their approximately 78% ownership of the Company's Common Stock, the DLJ Investors currently control the Company. The DLJ Investors are in turn approximately 80% controlled by The Equitable Companies Incorporated which is approximately 60% owned by AXA S.A., a French corporation. Thus, because Fiberite may be deemed to be controlled by a French corporation, the Assistant Secretary of Defense for Command, Control, Communications and Intelligence required Fiberite and its various corporate owners to enter into the Security Agreement with the Department of Defense to ensure the protection of classified information and controlled unclassified information. The Security Agreement became effective April 9, 1996.

     The Security Agreement provides that Fiberite shall, among other things, at all times maintain policies and practices to ensure: (i) the safeguarding of classified information and controlled unclassified information; (ii) the performance of classified contracts; and (iii) participation in classified programs in accordance with the Security Agreement. To help ensure such compliance, the Security Agreement requires the board of directors of Fiberite be composed of at least two persons with no prior relationship with Fiberite or any of its affiliates (each an "Outside Director); two directors of Fiberite (each an "Inside Director"); and an officer of Fiberite who has received the requisite security clearance (the "Officer Director"). The Chairman of the Board shall not be an Inside Director. Currently, the Outside Directors are Winchell
M. Craig and Richard C. Yancey, the Inside Directors are Thompson Dean and Karl
R. Wyss and the Officer Director is James E. Ashton. The total number of Outside Directors and Officer Directors must be greater than the number of Inside Directors. The Security Agreement also requires Fiberite to form a permanent committee of Fiberite's Board of Directors to be known as the Defense Security Committee (the "DSC"), consisting of all Outside Directors and Officer Directors. DSC members are to use their best efforts to ensure, among other things,

Fiberite's implementation of all procedures and other matters relating to the security and safeguarding of classified and controlled unclassified information and compliance with the Agreement.

     Fiberite is required to notify the Defense Investigative Service of any intention to form a new subsidiary or to acquire ownership or control of another company. Additionally, pursuant to the Security Agreement, Fiberite is required to exclude the Company from access to classified and controlled unclassified information entrusted to Fiberite. In the event Fiberite commits a material breach of the Security Agreement, the U.S. Government may, among other things, revoke Fiberite's facility security clearance, terminate any classified contracts pursuant to which Fiberite is a party and suspend Fiberite from participating in any federal government contract.

                              CERTAIN TRANSACTIONS

THE ACQUISITION

     In connection with the Acquisition, the Company sold a total of 10,000,000 shares of Common Stock, of which 8,971,822, 928,530 and 99,648 were sold to the DLJ Investors, Carlisle and Steeple International, Inc. ("Steeple"), respectively, at a purchase price of $0.50 per share. Also in connection with the Acquisition, the Company sold $27,014,091, $2,795,735 and $300,176 of the 11.3% Subordinated Discount Notes to the DLJ Investors, Carlisle and Steeple, respectively. The entire principal and accrued interest under the 11.3% Subordinated Discount Notes will be repaid with the net proceeds from the Offering. See "Use of Proceeds."

THE SHAREHOLDERS AGREEMENT

     In connection with the Acquisition, the DLJ Investors, and subsequently all stockholders of the Company (individually a "Stockholder" and collectively, the "Stockholders"), entered into a shareholders agreement dated as of October 6, 1995 (the "Shareholders Agreement"), which provides that the Board shall consist of four directors (or such smaller or larger number as may be agreed to by the DLJ Investors and Carlisle), one of whom shall be nominated by Carlisle, and the remaining number of whom shall be designated from time to time by certain of the DLJ Investors. Each Stockholder entitled to vote on the election of directors to the Board agreed to vote their respective shares to ensure the composition of the Board as set forth therein.

     The Shareholders Agreement imposes certain restrictions on the rights of its Stockholders to sell or otherwise dispose of Common Stock. Pursuant to the Shareholders Agreement, each Stockholder has agreed that it will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose any shares except in compliance with federal and state securities laws and the terms and conditions of the Shareholders Agreement. The Board has the absolute right in its discretion to refuse to permit or acknowledge any transfer (i) to any person considered by the Board to be a competitor or potential competitor of the Company or a person whose interests are otherwise adverse to the Company or any of the Stockholders or (ii) if such transfer could have adverse consequences for the Company or its Stockholders. A Stockholder may transfer shares to certain permitted transferees during the period commencing October 6, 1995 and ending on the date that is later to occur of (a) the third anniversary of the effective date of the Offering and (b) October 6, 2000 (the "Initial Restriction Period") to any third party, provided that, the transfer complies with the various restrictions described in the Shareholders Agreement. After the Initial Restriction Period, certain of these restrictions lapse. In certain circumstances, the DLJ Investors, Carlisle and other institutional investors (the "Institutional Stockholders") and their respective permitted transferees have tag-along rights to participate in sales by other Institutional Stockholders. Additionally, the DLJ Investors have drag-along rights pursuant to which other Stockholders may be required to participate in certain transactions. The Company has the right to repurchase all shares owned by any employee of the Company who has become party to and agreed to be bound by the Shareholders Agreement (the "Management Stockholders") and its permitted transferees upon the termination of such Management Stockholder's employment, which right shall terminate at the one year anniversary of the effective date of this Offering, unless the Management Stockholder is terminated for cause.

     Upon the request of one or more of the DLJ Investors, the Company shall effect the registration under the Securities Act of 1933, as amended (the "Securities Act") of such entity's shares. The Company will give written notice of such request (a "Demand Registration") to all other stockholders, and thereupon use its best efforts to effect a registration under the Securities Act of (i) the shares that the Company has been requested to register by the DLJ Investors and (ii) all other shares that any other Institutional Stockholder requests the Company to register; provided that the Company shall not be obligated to effect more than five Demand Registrations in total. The Company will pay registration expenses, including all registration and filing fees, among other expenses and fees, in connection with any Demand Registration. In addition, in certain circumstances, as described in the Shareholders Agreement, if the Company registers shares of its Common Stock, certain of the Company's stockholders are entitled to include their shares of Common Stock in such registration ("Piggyback Registration") subject to the ability of the underwriters to limit the number of shares included in the Offering. Such Piggyback Registration rights are not available in connection with this Offering.

     Pursuant to the Shareholders Agreement, the Company has retained DLJSC as its exclusive financial and investment banking advisor for a period of ten years from the date of the Acquisition. Additionally, until the closing of this Offering, both DLJMB and Carlisle Group are each to be paid management advisory fees of $250,000 per year.

THE CARLISLE AGREEMENT

     In connection with the Acquisition, in October 1995, the Company agreed to enter into a restricted stock purchase agreement with Carlisle Group (the "Carlisle Agreement"). On July 17, 1996, the Company entered into the Carlisle Agreement, which was subsequently amended and restated on December 31, 1996. Pursuant to the Carlisle Agreement, Carlisle Group purchased 741,957 shares of the Common Stock at a purchase price of $0.50 per share for an aggregate of $370,979 (the "Carlisle Shares") and paid the Company $7,420 cash and issued a recourse secured promissory note in principal amount of $363,559 (the "Carlisle Recourse Note"). The Carlisle Recourse Note bears an interest rate of 8.25%. The unpaid principal amount of the Carlisle Recourse Note, together with all accrued and unpaid interest, is payable in full on October 6, 2003. Carlisle Group's payment and performance obligations under the Carlisle Recourse Note and the Carlisle Agreement are secured by a pledge agreement by and between the Company and Carlisle Group, dated July 17, 1996 (the "Carlisle Pledge Agreement"), pursuant to which Carlisle Group assigns, transfers, pledges and grants a continuing first priority security interest in: (i) the Carlisle Shares; (ii) all dividends, cash, options, warrants, shares of stock or other property issued in respect of or in exchange for any or all of the Carlisle Shares; and (iii) all proceeds of any of the foregoing to the Company.

THE ASHTON AGREEMENT

     In October 1995, the Company granted Dr. Ashton a stock option to purchase 406,000 shares (the "Ashton Shares") of Common Stock at a price of $0.50 per share (the "Ashton Option"). Dr. Ashton exercised the Ashton Option was exercised on January 2, 1997, in full, and all of the Ashton Shares were issued in exchange for a cash payment of $4,060 and a recourse secured promissory note in principal amount of $198,940 (the "Ashton Recourse Note"). The Ashton Recourse Note bears an interest rate of 8.25%. The unpaid principal amount of the Ashton Recourse Note, together with all accrued and unpaid interest, is payable in full on October 6, 2003.

     In accordance with the Ashton Option, the Ashton Shares were purchased pursuant to, and governed by, the terms and provisions of the restricted stock purchase agreement dated as of January 2, 1997 (the "Ashton Agreement"). Dr. Ashton's payment and performance obligations under the Ashton Recourse Note and the Ashton Agreement are secured by a pledge agreement by and between the Company and Dr. Ashton, dated January 2, 1997, pursuant to which Dr. Ashton assigns, transfers, pledges and grants a continuing first priority security interest in: (i) the Ashton Shares; (ii) all dividends, cash, options, warrants, shares of stock or other property issued in respect of or in exchange for any and all of the Ashton Shares; and (iii) all proceeds of any of the foregoing to the Company.

MANAGEMENT SECURITIES PURCHASE AGREEMENTS

     In October 1995, the Company agreed to enter into securities purchase agreements with Carl W. Smith and Jon B. DeVault. In April 1996, the Company agreed to enter into a securities purchase agreement with Ronald M. Miller. Pursuant to the agreements, Mr. Smith purchased 43,000 shares of Common Stock and Messrs. Miller and DeVault each purchased 25,000 shares of Common Stock, all at a purchase price of $0.50 per share (the "Shares"). Additionally, Messrs. DeVault, Miller and Smith each purchased 11.3% Subordinated Discount Notes at a purchase price of $47.2644 per $100 principal amount thereof. Mr. DeVault paid the Company a total of $87,500 in cash, $12,500 in payment for his Shares and $75,000 to purchase his 11.3% Subordinated Discount Notes. Mr. Miller paid the Company $43,750 in cash and issued a promissory note to the Company in the amount of $43,750 for an aggregate of $87,500, $12,500 in payment for his Shares and $75,000 to purchase his 11.3% Subordinated Discount Notes. Mr. Smith paid the Company $75,250 in cash and issued a promissory note to the Company in the amount of $75,250 for an aggregate of $150,500, $21,500 in payment for his Shares and $129,000 to purchase his 11.3% Subordinated Discount Notes. The aforementioned promissory notes bear an interest rate of 11.3% per annum and principal and interest are payable in four equal yearly installments with the final payment due on July 1, 2000. The Shares and 11.3% Subordinated Discount Notes represent the pledged collateral under the promissory notes of each of Messr. Smith and Miller.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of January 15, 1997, and as adjusted to reflect the sale of the shares offered hereby, assuming no exercise of the Underwriters' over-allotment option, by: (i) each person who is known by the Company to be the beneficial owner of more than five percent of the Company's Common Stock; (ii) each of the Named Executive Officers; (iii) each director of the Company; (iv) all executive officers and directors of the Company as a group; and (v) each of the Selling Stockholders. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, the Company believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

                                               NUMBER OF SHARES                     NUMBER OF SHARES
                                              BENEFICIALLY OWNED                   BENEFICIALLY OWNED
                                                 PRIOR TO THE         NUMBER           AFTER THE
                                                 OFFERING(1)         OF SHARES          OFFERING
                                             --------------------      BEING      --------------------
BENEFICIAL OWNER                              NUMBER      PERCENT     OFFERED      NUMBER      PERCENT
----------------                             ---------    -------    ---------    ---------    -------
5% Stockholders:
DLJ Merchant Banking Partners, L.P. and
  related investors(2).....................  8,971,822      78.1%    1,794,364    7,177,458      49.5%
Carlisle Group, L.P.(3)....................  1,670,487      14.5       185,706    1,484,781      10.2

Officers and Directors:
James E. Ashton(4).........................    406,000       3.5            --      406,000       2.8
Carl W. Smith..............................     59,200         *            --       59,200         *
Ronald M. Miller...........................     37,000         *            --       37,000         *
Thompson Dean(5)...........................         --        --            --           --        --
Reid S. Perper(5)..........................         --        --            --           --        --
Karl Wyss(5)...............................         --        --            --           --        --
David L. Canedo(6).........................         --        --            --           --        --
All officers and directors as a group
  (6 persons)..............................    502,200       4.4                    502,200       3.5

Other Selling Stockholders:
Steeple International, Inc. ...............     99,648         *        19,930       79,718         *

------------------------------
 *  Less than one percent.

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), a person has beneficial ownership of any securities over which such person directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting and/or investment power within sixty (60) days of such date.

(2) Consists of 8,971,822 shares held directly by the following related investors, each of whom is affiliated with DLJSC: DLJ Merchant Banking Partners, L.P. ("DLJMBLP"), 4,226,157 shares; DLJ International Partners, C.V. ("DLJIP"), 1,889,701 shares; DLJ Merchant Banking Funding, Inc. ("DLJMBF"), 1,778,584 shares; DLJ Offshore Partners, C.V., ("DLJOP") 109,566 shares; and DLJ First ESC L.L.C. ("DLJ ESC"), 967,814 shares. See "Certain Transactions." The address of each of DLJMBLP, DLJMBF and DLJ ESC is 277 Park Avenue, New York, New York 10172. The address of each of DLJIP and DLJOP is John B. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles. As a general partner of each of DLJMBLP, DLJIP and DLJOP, DLJ Merchant Banking, Inc. ("DLJMB") may be deemed to beneficially own indirectly all of the shares held directly by DLJMBLP, DLJIP and DLJOP, and as the parent of each of DLJMB, DLJMBF and DLJ LBO Plans Management Corporation (the manager of DLJ ESC), Donaldson, Lufkin & Jenrette, Inc. ("DLJ") may be deemed to beneficially own indirectly all of the shares held by DLJMBLP, DLJIP, DLJMBF, DLJOP and DLJ ESC. DLJ is an indirect, 80% owned subsidiary of The Equitable Companies Incorporated. The address of DLJMB and DLJ is 277 Park Avenue, New York, New York 10172.

(3) Consists of 741,957 shares held by Carlisle Group and 928,530 shares held by Carlisle. The address of each of Carlisle Group and Carlisle is 7777 Fay Avenue, Suite 200, La Jolla, CA 92037. As a general partner of Carlisle, Carlisle Group may be deemed to beneficially own all of the shares held directly by Carlisle.

(4) Dr. Ashton is a limited partner of Carlisle and Carlisle Group.

(5) The business address of the named person is c/o DLJ Merchant Banking, 277 Park Avenue, New York, New York. Mr. Dean, Mr. Wyss and Mr. Perper are Managing General Partner, Managing Director and Principal, respectively, of DLJMB. In such capacities, Messrs. Dean, Wyss and Perper may be deemed to have beneficial ownership over the 8,971,822 shares held directly by the entities described in footnote 2 above; however, they disclaim any beneficial ownership, except to the extent of their pecuniary interest therein.

(6) The business address of the named person is c/o Carlisle Enterprises, L.P., 7777 Fay Avenue, Suite 200, La Jolla, CA 92037. Mr. Canedo is a Managing Partner of Carlisle Enterprise, L.P., the General Partner of Carlisle Group, which in turn is the General Partner of Carlisle. In such capacity, Mr. Canedo may be deemed to have beneficial ownership with respect to the 1,670,487 shares owned by the entities described in footnote 3 above; however, he disclaims beneficial ownership, except to the extent of his pecuniary interest therein.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the capital stock of the Company and certain provisions of the Company's Certificate and Bylaws is a summary and is qualified in its entirety by the provisions of the Certificate and Bylaws, which have been filed as exhibits to the Company's Registration Statement, of which this Prospectus is a part.

     Upon the closing of this Offering, the authorized Capital Stock of the Company will consist of 25,000,000 shares of Common Stock, $0.01 par value and 2,000,000 shares of Preferred Stock, $0.01 par value.

COMMON STOCK

     As of December 31, 1996, there were 11,088,657 shares of Common Stock outstanding held of record by thirty-one (31) stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of the Offering will be fully paid and nonassessable. The Certificate provides that the Board is vested with the authority to determine (i) rights, preferences and privileges of holders of Common Stock subject to the rights of the holders of any shares of any series of Preferred Stock that the Company may issue in the future and (ii) the amount or amounts payable upon the shares in the event of liquidation, dissolution or winding up of the Company. The Certificate does not provide for cumulative voting, and accordingly, the holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Pursuant to the Shareholders Agreement, all Stockholders who are a party to that agreement and who are entitled to vote for the election of directors to the Board are contractually obligated to vote their respective shares for the Carlisle designated director and for the remaining directors as designated by the DLJ Investors.

PREFERRED STOCK

     The Board has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock on the rights of holders of the Common Stock until the Board determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock.

REGISTRATION RIGHTS

     Certain holders of shares of Common Stock of the Company have rights to register those shares under the Securities Act. These rights are set forth in the Shareholders Agreement among the Company and its current Stockholders. Subject to certain limitations in the Shareholders Agreement, any of the DLJ Investors may require, on up to five occasions Demand Registrations. In certain circumstances, as set forth in the Shareholders Agreement, if the Company registers shares of its Common Stock, certain of the Company's Stockholders are entitled to Piggyback Registration rights, subject to the ability of the underwriters to limit the number of shares included in the Offering. The Company is responsible for paying all fees, costs and expenses associated with Demand and Piggyback Registrations, other than underwriting discounts and commissions.

ANTI-TAKEOVER PROVISIONS

     General. Certain provisions of the DGCL and the Company's Certificate and Bylaws may discourage or make it more difficult for a third party to acquire control of the Company. Such provisions may limit the price that certain investors are willing to pay in the future for shares of the Company's Common Stock. These certain provisions may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. The Certificate allows the Company to issue Preferred Stock with rights senior to those of the Common Stock and other rights that could adversely affect the interests of holders of shares of Common Stock without any further vote or action by the stockholders. The issuance of Preferred Stock, for example, could decrease the amount of earnings or assets available for distribution to the holders of shares of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of shares of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock, as well as having the anti-takeover effect discussed above.

     Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a "business combination" with certain persons ("Interested Stockholders") for three years following the time any such person becomes an Interested Stockholder. Interested Stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation, and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions, a business combination includes, among other things: (i) mergers or consolidations; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) transactions that result in, among other things, the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation;
(iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder; or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Section 203 does not apply to a business combination if: (i) before a person becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than certain excluded shares; or (iii) at or subsequent to such time the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's Bylaws provide that special meetings of the stockholders of the Company may be called only by the President of the Company, and shall be called by the President or Secretary of the Company at the written request of a majority of the Board or by any person or persons holding shares representing a majority of the outstanding capital stock entitled to vote. The Company's Bylaws also require advance written notice of a special meeting to each stockholder of the Company entitled to vote at such meeting not less than 10, nor more than 60, days prior to the meeting. The Company's Certificate does not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Board and, as a result, may have the effect of deterring hostile takeover or delaying or preventing changes in control or management of the Company.

     The Company's Bylaws provide that the authorized number of directors may be changed by an amendment to the Bylaws adopted by the Board or by the stockholders. Vacancies in the Board may be filled either by holders of a majority of the Company's directors then in office, though less than a quorum, or by a sole remaining director, or if there are no directors in office, in the manner provided by statute. If the directors then in office constitute less than a majority of the whole board, any stockholder or stockholders holding at least ten percent (10%) of the outstanding capital stock entitled to vote may apply to the Court of Chancery to order an election.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this Offering due to of certain contractual and legal restrictions on resale described below, sales of substantial amounts of Common Stock in the public market after such restrictions lapse could adversely affect the prevailing market price at such time and the ability of the Company to raise equity capital in the future.

     Upon completion of this Offering, the Company will have outstanding an aggregate of 14,494,657 shares of Common Stock assuming no exercise of outstanding options to purchase Common Stock. Of these shares, the 5,000,000 shares of Common Stock sold in this Offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 9,494,657 shares were sold by the Company in reliance on exemptions from the registration requirements of the Securities Act and are "restricted" securities within the meaning of Rule 144 under the Securities Act (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act. The DLJ Investors, Carlisle and certain other stockholders holding an aggregate of 8,741,957 shares of Common Stock have agreed pursuant to certain agreements with the Company and among one another that they will not sell such Common Stock for a period ending 180 days from the effective date of the Offering without the prior written consent of the Representatives of the Underwriters. Holders of an additional 752,700 shares of Common Stock have agreed pursuant to such agreements that they will not sell such Common Stock for a period ending one year from the effective date of the Offering without the prior written consent of the Representatives of the Underwriters. The Representatives may agree upon request to release some or all of the shares subject to lock-up agreements for resale. When determining whether to release shares from the lock-up agreements, the Representatives will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following expiration of the foregoing lock-up agreements, all such Restricted Shares will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

     In general, under the amendment to Rule 144, which becomes effective as of April 1997, a person (or persons whose shares are aggregated), including an Affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the effectiveness of the Offering, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (144,947 shares immediately after this offering) or (ii) the average weekly trading volume of the Common Stock on The New York Stock Exchange during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of this Offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

     Upon completion of this Offering, the DLJ Investors will be entitled to certain rights to request registration of up to 7,177,458 Restricted Shares under the Securities Act, and the remaining parties to the Shareholders Agreement, including Carlisle and the remaining Stockholders, have certain rights to include up to 2,317,199 Restricted Shares in a registration initiated by the Company or the DLJ Investors. See "Description of Capital
Stock -- Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

     Within 90 days of the date of this Prospectus, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under its equity incentive plans, thus permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act. See "Management -- 1997 Employee Stock Purchase Plan, -- 1995 Long Term Incentive and Share Award Plan." Such registration statements will become effective immediately upon filing. As of January 15, 1997 403,000 options to purchase shares of Common Stock were outstanding under the Company's stock option plans and agreements, all of which are subject to the lock-up agreements described above.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to this Registration Statement, of which this Prospectus is a part), the underwriters named below (the "Underwriters"), for whom DLJSC, Cowen & Company and Salomon Brothers Inc are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 5,000,000 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    Donaldson, Lufkin & Jenrette Securities Corporation.......................
    Cowen & Company...........................................................
    Salomon Brothers Inc......................................................

              Total...........................................................  5,000,000
                                                                                ----------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company, the Selling Stockholders and their counsel and independent auditors. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than shares of Common Stock covered by the over-allotment option) if any are taken.

     The Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow and such dealers may
reallow a concession not in excess of $     per share to certain other dealers.
After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Certain of the Selling Stockholders, and under certain circumstances the Company, have granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 750,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. Such Selling Stockholders, and the Company, as the case may be, will be obligated, pursuant to the option, to sell shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the Offering.

     The Offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the Offering without notice. The Underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     The Underwriting Agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, certain members of management and other security holders have agreed with the Representatives not to directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase, sell any option or contract to purchase, grant any right or warrant for the sale of or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any manner transfer all or a portion of the economic consequences or ownership of Common Stock without the prior written consent of DLJSC, for a period of 180 days after the effective date of this Offering.

     Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in determining the initial public offering price are prevailing market conditions, revenues and earnings of the Company, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

     This Offering is being conducted in accordance with the applicable provisions of Schedule E ("Schedule E") to the Bylaws of the National Association of Securities Dealers, Inc. (the "NASD") because DLJSC may be deemed to be an "affiliate" of the Company, as such term is defined in Schedule E, by virtue of the fact that affiliates of DLJSC may be deemed to beneficially own greater than 10% of the voting stock of the Company. Under Schedule E, when a member of the NASD, such as DLJSC, proposes to underwrite or otherwise assist in the distribution of an affiliate's securities in a public offering, the price at which such securities are to be distributed to the public must not be higher than that recommended by a "qualified independent underwriter," as defined in
Section 2(o) of Schedule E, who must participate in the preparation of the registration statement and the prospectus and who must exercise the usual standards of due diligence with respect thereto. The NASD Directed Proceeds Provision provides generally that, if more than 10% of the net proceeds from the sale of securities, not including underwriting compensation, is paid to any underwriter of such securities or its affiliates, the price at which such securities are to be distributed to the public must be established by a qualified independent underwriter as described above. In accordance with such requirements, Salomon Brothers Inc has agreed to act as the qualified independent underwriter in connection with the Offering, has participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part and has exercised the usual standard of due diligence with respect thereto.

ERISA MATTERS FOR PENSION PLANS AND INSURANCE COMPANIES

     The Company and certain affiliates of the Company, including DLJSC and the Equitable Companies Incorporated, may each be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or a "disqualified person" within the meaning of the Internal Revenue Code with respect to many employee benefit plans. Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if the shares of Common Stock are acquired by or with the assets of a pension or other employee benefit plan with respect to which DLJSC or certain of its affiliates, including The Equitable Companies Incorporated, is a service provider, unless such shares of Common Stock are acquired pursuant to an exemption for transactions effected on behalf of such plan by a "qualified professional asset manager" or pursuant to any other available exemption. The assets of a pension or other employee benefit plan may include assets held in the general account of an insurance company that are deemed to be "plan assets" under ERISA. Any insurance company or pension or employee benefit plan proposing to invest in the shares of Common Stock should consult with its legal counsel.

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been and general corporate legal matters will be passed upon for the Company by Gray Cary Ware & Freidenrich, A Professional Corporation, San Diego, California. Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Common Stock offered hereby. Additionally, Cahill Gordon & Reindel served as counsel to management and the DLJ Investors, and Gray Cary Ware & Freidenrich served as counsel to Carlisle, in connection with the Acquisition.

                                    EXPERTS

     The Consolidated Financial Statements and schedule for the period from October 6, 1995 to December 31, 1995 and the year ended December 31, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein and incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

     The Consolidated Financial Statements and schedules for the fiscal year ended December 25, 1994 and the nine-month period ended October 6, 1995 included in this Prospectus and elsewhere in this Registration Statement have been audited by KPMG Peat Marwick LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. As used herein, the term "Registration Statement" means the initial Registration Statement (including the exhibits, schedules, financial statements and notes filed as part thereof) and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance references made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

     As a result of the Offering, the Company will become subject to the informational requirements of the Exchange Act, and in accordance therewith, will file reports and other information with the Commission. Reports, Registration Statements, Proxy Statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional
Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

     The Company intends to furnish holders of the Common Stock with annual reports containing, among other information, audited consolidated financial statements certified by an independent audited accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company intends to furnish such other reports as it may determine or as may be required by law.

                            FIBERITE HOLDINGS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
Report of Independent Public Accountants
  KPMG Peat Marwick LLP.............................................................     F-2
  Arthur Andersen LLP...............................................................     F-3
Consolidated Balance Sheets -- As of December 31, 1995 and 1996.....................     F-4
Consolidated Statements of Operations -- For the Fiscal Year ended December 25,
  1994, the Period From December 26, 1994 to October 6, 1995, the Period From
  October 6, 1995 to December 31, 1995 and for the Year ended December 31, 1996.....     F-5
Consolidated Statements of Stockholders' Deficit -- For the Fiscal Year ended
  December 25, 1994, the Period From December 26, 1994 to October 6, 1995, the
  Period From October 6, 1995 to December 31, 1995 and the Year ended December 31,
  1996..............................................................................     F-6
Consolidated Statements of Cash Flows -- For the Fiscal year ended December 25,
  1994, the Period From December 26, 1994 to October 6, 1995, the Period From
  October 6, 1995 to December 31, 1995 and for the Year ended December 31, 1996.....     F-7
Notes to Consolidated Financial Statements..........................................     F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholder
  ICI Composites, Inc.

     We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of ICI Composites Inc. (a wholly-owned subsidiary of ICI American Holdings Inc.) (the Predecessor) for the fiscal year ended December 25, 1994 and the nine-month period ended October 6, 1995. These consolidated financial statements are the responsibility of the Predecessor's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ICI Composites Inc. (a wholly-owned subsidiary of ICI American Holdings Inc.) for the fiscal year ended December 25, 1994 and the nine-month period ended October 6, 1995 in conformity with generally accepted accounting principles.

                                          /s/ KPMG Peat Marwick LLP

Phoenix, Arizona
January 17, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fiberite Holdings, Inc.:

     We have audited the accompanying consolidated balance sheets of Fiberite Holdings, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from October 6, 1995 to December 31, 1995 and the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fiberite Holdings, Inc. and subsidiaries as of December 31, 1995 and 1996 and the results of its operations and its cash flows for the period from October 6, 1995 to December 31, 1995 and the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP
Phoenix, Arizona
February 19, 1997

                            FIBERITE HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     DECEMBER 31,     DECEMBER 31,
                                                                         1995             1996
                                                                     ------------     ------------
ASSETS
Current assets:
     Cash and cash equivalents.....................................    $    568         $    755
     Accounts receivable, net......................................      29,166           27,664
     Inventories...................................................      20,470           24,402
     Prepaid expenses..............................................       1,125              737
     Deferred tax asset............................................         455            2,181
                                                                       --------         --------
          Total current assets.....................................      51,784           55,739
                                                                       --------         --------
Deferred tax asset.................................................          --              179
Property, plant and equipment, net.................................      95,077           88,526
Intangible assets..................................................      12,659           11,998
Deferred financing costs...........................................       5,909            4,746
                                                                       --------         --------
          Total assets.............................................    $165,429         $161,188
                                                                       ========         ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
     Accounts payable..............................................    $ 16,213         $ 19,864
     Accrued payroll and benefits..................................       3,652            4,752
     Accrued liabilities and other.................................       5,530            5,459
     Current portion of pension and post-retirement benefits.......       1,809            1,000
     Current portion of long-term debt.............................       6,900            6,900
                                                                       --------         --------
          Total current liabilities................................      34,104           37,975
                                                                       --------         --------
Accrued pension benefits, net of current portion...................       4,579            6,363
Accrued post-retirement benefits, net of current portion...........      11,746           12,485
Long-term debt, net of current portion.............................     115,478          105,702
Other non-current liabilities......................................       1,000              750
                                                                       --------         --------
          Total liabilities........................................     166,907          163,275
                                                                       --------         --------
Commitments and contingencies
Stockholders' deficit:
     Preferred stock, $.01 par value, 2.0 million shares
      authorized, no shares issued or outstanding..................          --               --
     Common stock, $.01 par value, 15.0 million shares authorized,
      11.1 million shares issued and outstanding...................         111              111
     Additional paid-in capital....................................       4,889           14,747
     Accumulated deficit...........................................      (6,478)         (16,456)
     Foreign currency translation adjustment.......................          --             (489)
                                                                       --------         --------
          Total stockholders' deficit..............................      (1,478)          (2,087)
                                                                       --------         --------
          Total liabilities and stockholders' deficit..............    $165,429         $161,188
                                                                       ========         ========

          See accompanying notes to consolidated financial statements.

                            FIBERITE HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                            PREDECESSOR
                               -------------------------------------                 THE COMPANY
                                                    FOR THE PERIOD     ----------------------------------------
                                  FISCAL YEAR      DECEMBER 26, 1994      FOR THE PERIOD
                                     ENDED           TO OCTOBER 6,      OCTOBER 6, 1995 TO       YEAR ENDED
                               DECEMBER 25, 1994         1995           DECEMBER 31, 1995     DECEMBER 31, 1996
                               -----------------   -----------------   --------------------   -----------------
Net sales....................      $ 172,970           $ 161,703             $ 45,622             $ 218,827
Cost of sales................        139,469             131,928               37,922               176,088
                                    --------            --------              -------              --------
          Gross profit.......         33,501              29,775                7,700                42,739
Operating expenses:
  Marketing, general and
     administrative..........         10,315              16,628                6,707                20,495
  Research and technology....          8,134               7,089                2,913                 8,890
  Stock-based compensation...             --                  --                   --                 9,678
  Amortization...............             --                 110                1,680                 2,879
                                    --------            --------              -------              --------
     Operating income
       (loss)................         15,052               5,948               (3,600)                  797
Interest (income) expense,
  net........................           (127)               (100)               2,878                10,775
                                    --------            --------              -------              --------
     Income (loss) before
       income taxes..........         15,179               6,048               (6,478)               (9,978)
                                    --------            --------              -------              --------
Income tax expense...........          5,788               3,419                   --                    --
                                    --------            --------              -------              --------
     Net income (loss).......      $   9,391           $   2,629             $ (6,478)            $  (9,978)
                                    ========            ========              =======              ========
Net income (loss) per common
  and common equivalent
  share......................      $    0.93           $    0.26             $  (0.58)            $   (0.90)
                                    ========            ========              =======              ========
Common and common equivalent
  shares.....................         10,068              10,068               11,131                11,131

          See accompanying notes to consolidated financial statements.

                            FIBERITE HOLDINGS, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          ADJUSTMENT FOR     FOREIGN
                                               ADDITIONAL                    MINIMUM        CURRENCY
                                      COMMON    PAID-IN     ACCUMULATED      PENSION       TRANSLATION    STOCKHOLDERS'
                                      STOCK     CAPITAL       DEFICIT       LIABILITY      ADJUSTMENT    EQUITY (DEFICIT)
                                      ------   ----------   -----------   --------------   -----------   ----------------
PREDECESSOR:
     Balance, December 26, 1993.....   $  1    $  203,834    $(124,203)       $ (624)        $  (134)        $ 78,874
       Capital contribution.........     --         3,700           --            --              --            3,700
       Net income...................     --            --        9,391            --              --            9,391
       Foreign currency translation
          adjustment................     --            --           --            --           1,160            1,160
       Minimum pension liability
          adjustment................     --            --           --           306              --              306
                                        ---     ---------    ---------         -----          ------         --------
     Balance, December 25, 1994.....      1       207,534     (114,812)         (318)          1,026           93,431
       Capital contribution.........     --         4,200           --            --              --            4,200
       Net income...................     --            --        2,629            --              --            2,629
       Foreign currency translation
          adjustment................     --            --           --            --           1,173            1,173
       Minimum pension liability
          adjustment................     --            --           --           318              --              318
       Forgiveness of receivable
          from parent...............     --       (27,939)          --            --              --          (27,939)
       Close-out of ICI Composites
          Inc. and sale of stock on
          October 6, 1995...........     (1)     (183,795)     112,183            --          (2,199)         (73,812)
                                        ---     ---------    ---------         -----          ------         --------
     Balance, October 6, 1995.......   $ --    $       --    $      --        $   --         $    --         $     --
                                        ===     =========    =========         =====          ======         ========
THE COMPANY:
     Balance, October 6, 1995.......   $ --    $       --    $      --        $   --         $    --         $     --
       Issuance of common stock.....    111         4,889           --            --              --            5,000
       Net loss.....................     --            --       (6,478)           --              --           (6,478)
                                        ---     ---------    ---------         -----          ------         --------
     Balance, December 31, 1995.....    111         4,889       (6,478)           --              --           (1,478)
       Issuance of common stock.....     --           180           --            --              --              180
       Net loss.....................     --            --       (9,978)           --              --           (9,978)
       Stock-based compensation.....     --         9,678           --            --              --            9,678
       Foreign currency translation
          adjustment................     --            --           --            --            (489)            (489)
                                        ---     ---------    ---------         -----          ------         --------
     Balance, December 31, 1996.....   $111    $   14,747    $ (16,456)       $   --         $  (489)        $ (2,087)
                                        ===     =========    =========         =====          ======         ========

          See accompanying notes to consolidated financial statements.

                            FIBERITE HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                PREDECESSOR                             THE COMPANY
                                                   -------------------------------------   -------------------------------------
                                                                        FOR THE PERIOD      FOR THE PERIOD
                                                                       DECEMBER 26, 1994    OCTOBER 6, 1995
                                                   FISCAL YEAR ENDED     TO OCTOBER 6,            TO              YEAR ENDED
                                                   DECEMBER 25, 1994         1995          DECEMBER 31, 1995   DECEMBER 31, 1996
                                                   -----------------   -----------------   -----------------   -----------------
Cash flows from operating activities:
  Net income (loss)...............................     $   9,391            $ 2,629            $  (6,478)          $  (9,978)
  Adjustments to reconcile net income (loss) to
    cash provided by operating activities:
    Depreciation and amortization.................         8,384              6,170                4,738              15,865
    Accreted interest on notes....................            --                 --                  803               3,548
    (Gain) loss on sale of property, plant and
      equipment...................................          (164)              (305)                  --                 128
    Write-off of purchased research and
      development.................................            --                 --                  940                  --
    Stock-based compensation......................            --                 --                   --               9,678
    Changes in assets and liabilities, net of
      effects of acquisitions:
      Accounts receivable, net....................        (2,407)              (519)              (2,505)               (276)
      Inventories.................................        (2,175)            (4,552)               3,009              (3,712)
      Prepaid expenses and other..................         2,862               (923)              (1,007)                388
      Deferred taxes..............................            --                 --                 (455)             (1,905)
      Accounts payable............................         1,194              5,076               (1,798)              3,512
      Accrued payroll and benefits................            --                 --                  397               1,100
      Accrued liabilities and other...............         6,902             (1,687)               2,557              (1,151)
      Other non-current liabilities...............            --                 --                1,000                (250)
      Accrued pension benefits....................        (1,585)             2,654                  254                 475
      Accrued post-retirement benefits............          (737)             1,792                  144               1,239
                                                        --------                ---            ---------            --------
      Net cash provided by operating activities...        21,665             10,335                1,599              18,661
                                                        --------                ---            ---------            --------
Cash flows from investing activities:
  Purchases of property, plant and equipment......        (3,574)            (4,753)                (641)             (6,222)
  Payments for acquisitions, net of refunds.......            --                 --             (120,091)                968
  Proceeds from the sale of property, plant and
    equipment.....................................           424                138                   --                  --
                                                        --------                ---            ---------            --------
      Net cash used in investing activities.......        (3,150)            (4,615)            (120,732)             (5,254)
                                                        --------                ---            ---------            --------
Cash flows from financing activities:
  Proceeds from the issuance of long term debt....            --                 --              118,201                  --
  Repayments for long term debt...................            --                 --               (3,500)            (13,400)
  Proceeds from the issuance of common stock......            --                 --                5,000                 180
  Foreign currency translation adjustment.........         1,160              1,173                   --                  --
  Capital contribution............................         3,700              4,200                   --                  --
  Borrowings and repayments from/to parent
    company.......................................       (23,173)           (11,624)                  --                  --
                                                        --------                ---            ---------            --------
      Net cash provided by (used in) financing
         activities...............................       (18,313)            (6,251)             119,701             (13,220)
                                                        --------                ---            ---------            --------
Increase (decrease) in cash and cash
  equivalents.....................................           202               (531)                 568                 187
Cash and cash equivalents at beginning of
  period..........................................         1,082              1,284                   --                 568
                                                        --------                ---            ---------            --------
Cash and cash equivalents at end of period........     $   1,284            $   753            $     568           $     755
                                                        ========                ===            =========            ========
Supplemental cash flow information:
  Income taxes paid...............................     $      --            $    --            $      --           $   1,901
                                                        ========                ===            =========            ========
  Interest paid...................................     $      --            $    --            $   1,053           $   7,522
Noncash transactions:
  Debt obligations for the purchase of property
    and equipment.................................     $      --            $    --            $      --           $   1,080
                                                        ========                ===            =========            ========

          See accompanying notes to consolidated financial statements.

                            FIBERITE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  ORGANIZATION AND DESCRIPTION OF BUSINESS

     Fiberite Holdings, Inc. (Holdings) was formed by D.L.J. Merchant Banking Partners, L.P. (DLJ), 90% owner, Carlisle Group, L.P. (Carlisle), 9% owner and Steeple International, 1% owner to purchase the common stock of Fiberite, Inc. (Fiberite). On October 6, 1995, Fiberite acquired all the outstanding stock of ICI Composites Inc. (ICI) and all of the assets of an affiliated German company in a transaction accounted for as a purchase. For tax purposes, the transaction was accounted for as an asset purchase under Section 338(h)(10) of the Internal Revenue Code. Prior to its purchase by Fiberite, ICI Composites Inc. was a wholly-owned subsidiary of ICI American Holdings Inc. (ICI American), the ultimate parent of which is Imperial Chemical Industries PLC, headquartered in the United Kingdom.

     Fiberite manufactures advanced composite materials which combine high performance reinforcement fibers with resins. Sales are made to commercial entities and to prime contractors with the United States Government. The commercial entities and prime contractors use the composite materials as raw materials in their production process.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. PRINCIPLES OF CONSOLIDATION AND CHANGE IN BASIS OF ACCOUNTING

     The consolidated financial statements include the accounts of Holdings, Fiberite (and its predecessor ICI), and its wholly owned subsidiaries, Fiberite Europe-GmbH (and its predecessor), and Fiberite France (all of which taken together are hereinafter referred to as the Company.) The predecessor of Fiberite Europe-GmbH has been consolidated as if it had been a subsidiary of Fiberite during the periods in which it was an affiliated company. All significant intercompany accounts and transactions have been eliminated in consolidation.

     In accordance with Accounting Principles Board Opinion (APB) No. 16, and as discussed in Notes 1 and 3, Fiberite followed the purchase method of accounting for its acquisition of ICI on October 6, 1995. Pursuant to APB No. 16, the recorded amounts of assets and liabilities on the books of ICI as of the acquisition date were adjusted to fair market value on such date. The Company's accounting since that date has been based on these adjusted amounts. As a result, the basis of accounting for results of operations and cash flows for periods prior to October 6, 1995 is not consistent with the basis of accounting used to report results of operations subsequent to October 6, 1995. Accordingly, the consolidated statements of operations, cash flows and stockholders' deficit for 1995 and the related Notes are divided between the pre- and post-acquisition date.

  B. FISCAL YEAR

     Prior to December 25, 1994, the Company's fiscal year coincided with ICI American's fiscal year, which ended the last Sunday in December. Subsequent to October 6, 1995, the Company adopted a calendar fiscal year.

  C. CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

  D. INVENTORIES

     Inventories are stated at the lower of cost or market. Cost includes labor, materials and production overhead. Cost is determined using the average cost method. Market is based upon current sales price less distribution and selling costs. Provisions are made currently for obsolete and slow-moving inventory.

                            FIBERITE HOLDINGS, INC.

  E. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost, which includes interest to finance the acquisition and construction of major capital additions during the construction and development stage. Interest capitalized in the year ended December 31, 1996 was $209,000. For financial statement purposes, depreciation is recorded on the straight-line basis, without any residual value, based on useful lives of 20 years for buildings and 3 to 10 years for machinery and equipment. For tax reporting purposes, depreciation is computed on both accelerated and straight-line methods.

     Expenditures for major renewals and betterments are capitalized, while expenditures for maintenance and repairs which do not improve assets or extend their useful lives are charged to expense as incurred. Repair and maintenance expenses charged to cost of operations were $2.6 million, $2.5 million, $0.8 million and $3.3 million in fiscal 1994, the period from December 26, 1994 to October 6, 1995, the period from October 6, 1995 to December 31, 1995 and fiscal 1996, respectively. Gains or losses on the disposition of fixed assets are included in operations as incurred.

  F. INTANGIBLE ASSETS

     Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, and consist of backlog (1 year), assembled workforce (12 years), and patents, technology and other assets (3-32 years) acquired in connection with business acquisitions. The Company reviews intangible and other long lived assets for impairment whenever events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) from an asset to be held and used in operations is less than the carrying value of the asset, an impairment loss is recognized in the amount of the difference between the carrying value and the fair value. Amortization expense of $0, $110,000, $1,440,000 and $1,865,000 was recorded in fiscal 1994, the period from December 26, 1994 to October 6, 1995, the period from October 6, 1995 to December 31, 1995 and fiscal 1996, respectively. Accumulated amortization was $1,440,000 and $3,305,000 at December 31, 1995 and 1996, respectively.

  G. DEFERRED FINANCING COSTS

     Costs totaling $5.9 million associated with the issuance of the Company's debt in October 1995 (see Note 10), were capitalized and are being amortized over the terms of the debt on a straight-line basis. Amortization of these debt issuance costs amounted to $240,000 and $1,014,000 in the period from October 6, 1995 to December 31, 1995 and fiscal 1996, respectively. Approximately $2.2 million of deferred financing costs will be written off in 1997 in connection with the repayment of debt from the proceeds of the anticipated initial public offering. See Note 17.

  H. FOREIGN CURRENCY TRANSLATION

     Assets and liabilities of foreign operations, where the functional currency is the local currency, are translated into U.S. dollars at the fiscal year end exchange rate. The related translation adjustments are recorded as cumulative translation adjustments, a separate component of stockholders' deficit. Revenues and expenses are translated using average exchange rates prevailing during the year. Foreign currency transaction gains and losses are included in net income
(loss).

  I. REVENUE RECOGNITION

     Sales are recorded when products are shipped and title passes to the customer. Provisions are made currently for estimated product returns.

                            FIBERITE HOLDINGS, INC.

  J. INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes prescribed by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

  K. POST-RETIREMENT HEALTHCARE AND LIFE INSURANCE BENEFITS

     The Company provides certain healthcare and life insurance benefits for retired employees. Employees covered by Company sponsored plans become eligible for those benefits when they reach normal or early retirement age while working for the Company. These benefits are subject to deductibles, copayment provisions, and other limitations. The Company reserves the right to change or terminate benefit plans at any time (see Note 9).

  L. STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion (APB) No. 25. Effective January 1, 1996, the Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123) which requires that companies which do not elect to account for stock-based compensation through the statement of operations as prescribed by the statement, shall disclose the pro forma effects on net income (loss) and net income (loss) per share as if SFAS No. 123 had been adopted. (See note 14).

  M. USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

  N. NET INCOME (LOSS) PER COMMON AND EQUIVALENT SHARE

     Net income (loss) per common and equivalent share is based on the weighted average number of shares outstanding during the periods presented. Shares, options and warrants issued at prices below the anticipated initial public offering price during the twelve-month period immediately preceding the initial public offering were treated as if they had been outstanding for all periods.

     The Company's initial capitalization of common shares at October 6, 1995 was substituted for the actual common shares outstanding for periods prior to October 6, 1995 to enhance comparability.

(3)  PURCHASE ACCOUNTING

  PURCHASE OF FIBERITE

     On October 6, 1995, Holdings acquired all of the outstanding stock of Fiberite, a U.S. advanced composite materials manufacturer and all of the assets of an affiliated German company, for cash of $113.3 million plus $5.0 million in acquisition costs.

                            FIBERITE HOLDINGS, INC.

     The acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and separately identifiable intangible assets purchased and the liabilities assumed based upon their fair values at the date of acquisition. In connection with the purchase price allocation, the Company determined that $940,000 of the acquired intangible assets consisted of in-process product development. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the product or that the acquired technology has any alternative use, the acquired in-process product development was charged to research and technology expense in 1995.

     The purchase price plus acquisition costs was allocated as follows (in thousands):

            Working capital...........................................  $ 22,757
            Property, plant and equipment.............................    97,494
            Assembled workforce.......................................     3,135
            Patents, technology and other.............................     8,535
            In-process product development............................       940
            Backlog...................................................     2,444
            Other noncurrent, net.....................................   (16,992)
                                                                        --------
                      Total...........................................  $118,313
                                                                        ========

  PURCHASE OF SIMMACO

     In May 1996, the Company completed the purchase of equipment, formulations, and other specific assets of Simmaco SARL (Simmaco) for approximately $2.0 million. The excess of the purchase price over the fair value of the tangible assets acquired of $1.2 million was allocated to the intangible assets acquired. Simmaco, located in Courcelles Les-Lens, France, manufactures and markets engineering grade bulk molding compounds produced from vinyl ester, polyester resins and fiberglass reinforcement.

(4)  RELATED PARTY TRANSACTIONS

     Under the terms of a management contract with DLJ and Carlisle, the Company pays each entity annual management fees of $250,000. Aggregate 1995 and 1996 management fees earned by DLJ and Carlisle were $116,848 and $500,000, respectively. Upon completion of the anticipated initial public offering, the fees related to the management contract will be terminated. In addition, the Company paid DLJ and Carlisle $2.2 million for services rendered in connection with the acquisition of ICI.

     Prior to October 6, 1995, the Company paid for various administrative services provided by ICI American Holdings, its parent company at that time. Payments for services in 1994 and through October 6, 1995 were $7.0 million and $2.0 million, respectively.

                            FIBERITE HOLDINGS, INC.

(5)  ACCOUNTS RECEIVABLE

     Accounts receivable, net as of December 31 consists of the following (in thousands):

                                                                    1995        1996
                                                                   -------     -------
        Trade receivables........................................  $26,125     $28,129
        Receivables from employees...............................    1,432         733
        Other receivables........................................    2,725         178
                                                                   -------     -------
                                                                    30,282      29,040
        Less: allowance for doubtful accounts....................     (275)       (341)
        Less: allowance for returns and allowances...............     (841)     (1,035)
                                                                   -------     -------
                                                                   $29,166     $27,664
                                                                   =======     =======

     The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support trade receivables. The allowance for doubtful accounts is based on factors pertaining to the credit risk of specific customers, historical trends and other information. The allowance for returns and allowances is based on the Company's knowledge of specific potential returns, historical trends and other information.

(6)  INVENTORIES

     Inventories as of December 31 consists of the following (in thousands):

                                                                   1995         1996
                                                                  -------     --------
        Raw Materials...........................................  $11,034     $ 13,978
        Work-in-process.........................................    2,453        3,300
        Finished goods..........................................    6,983        7,124
                                                                  -------      -------
                                                                  $20,470     $ 24,402
                                                                  =======      =======

(7)  PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net as of December 31 consists of the following (in thousands):

                                                                   1995         1996
                                                                  -------     --------
        Land....................................................  $ 3,861     $  3,836
        Buildings and site improvements.........................   36,438       36,802
        Machinery and equipment.................................   56,322       59,036
        Construction in progress................................    1,514        4,662
                                                                  -------     --------
                                                                   98,135      104,336
        Less: accumulated depreciation..........................   (3,058)     (15,810)
                                                                  -------     --------
                                                                  $95,077     $ 88,526
                                                                  =======     ========

                            FIBERITE HOLDINGS, INC.

(8)  INCOME TAXES

     The Company files a consolidated federal income tax return. Prior to October 6, 1995, the Company's operations were included in the consolidated tax returns of ICI American Holdings. Income tax expense consists of the following (in thousands):

                                                       FOR THE PERIOD       FOR THE PERIOD
                                FISCAL YEAR ENDED    DECEMBER 26, 1994    OCTOBER 6, 1995 TO       YEAR ENDED
                                DECEMBER 25, 1994    TO OCTOBER 6, 1995   DECEMBER 31, 1995    DECEMBER 31, 1996
                                ------------------   ------------------   ------------------   ------------------
Current provision
  Federal.....................        $4,594               $4,152               $  261              $  1,429
  State.......................           546                  651                  194                   471
  Foreign.....................        (1,942)                  --                   --                    --
                                      ------               ------                -----               -------
     Total current
       provision..............         3,198                4,803                  455                 1,900
                                      ------               ------                -----               -------
Deferred provision (benefit)
  Federal.....................         2,133               (1,245)                (261)               (1,429)
  State.......................           457                 (139)                (194)                 (471)
  Foreign.....................            --                   --                   --                    --
                                      ------               ------                -----               -------
     Total deferred provision
       (benefit)..............         2,590               (1,384)                (455)               (1,900)
                                      ------               ------                -----               -------
          Total...............        $5,788               $3,419               $   --              $     --
                                      ======               ======                =====               =======

     Deferred income taxes result from provisions of the tax laws that either require or permit certain items of income or expense to be reported in different periods for tax purposes than for financial reporting.

     The following is a summary of the Company's deferred income taxes as of December 31 (in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Deferred tax assets:
      Reserves and accruals..........................................  $ 2,192     $ 2,782
      Liability related to pension and post-retirement benefits......    7,075       7,735
      Other..........................................................      474       1,913
                                                                       -------     -------
         Total gross deferred tax assets.............................    9,741      12,430
      Less-valuation allowance.......................................   (2,365)     (2,243)
                                                                       -------     -------
         Deferred tax asset..........................................    7,376      10,187
                                                                       -------     -------
    Deferred tax liabilities:
      Property, plant and equipment..................................     (300)     (1,972)
      Intangible assets..............................................   (6,621)     (5,855)
                                                                       -------     -------
         Deferred tax liability......................................   (6,921)     (7,827)
                                                                       -------     -------
    Deferred tax asset...............................................  $   455     $ 2,360
                                                                       =======     =======

     Recognition of the net deferred tax asset at December 31, 1995 and 1996 has been limited to taxes paid and payable, which would be refundable if future tax losses were to occur.

                            FIBERITE HOLDINGS, INC.

     The Company's effective rate for income taxes varies from the statutory U.S. Federal rate as follows:

                                                         PERIOD FROM
                                             FISCAL   DECEMBER 26, 1994
                                              1994    TO OCTOBER 6, 1995       1995            1996
                                             ------   ------------------   -------------   -------------
    Statutory U.S. Federal rate............    34.0%         34.0%             (34.0)%         (34.0)%
    Foreign taxes..........................    (1.8)         15.5                 --              --
    State taxes............................     2.3           7.0               (5.5)            1.2
    Permanently nondeductible items........      --            --                0.2             0.9
    Nondeductible compensation.............      --            --                 --            34.9
    Change in valuation allowance..........      --            --               36.5            (1.2)
    Other..................................     3.6            --                2.8            (1.8)
                                              -----          ----              -----           -----
                                               38.1%         56.5%                --%             --%
                                              =====          ====              =====           =====

(9)  EMPLOYEE BENEFITS

     The following describes employee benefits provided by the Company in the United States. The Company does not provide retirement benefit plans for its employees in Germany and France.

  DEFINED CONTRIBUTION 401(K) PLANS

     The Company sponsors two 401(k) plans, the Fiberite, Inc. 401(k) Plan I (Plan I) and the Fiberite, Inc. 401(k) Plan II (Plan II). Except for union employees at the Winona and Orange plants, all remaining eligible employees participate in Plan I. The eligible Winona union employees participate in Plan II and the Orange union employees are not eligible to participate in either plan.

     Both Plan I and Plan II provide that employees are 100% vested at all times. There is no minimum age requirement and eligibility begins after three months service time.

     Plan I allows discretionary employer contributions. Unless otherwise determined by a resolution of the board of directors, the employer contribution is 50% of each participant's pre-tax deferrals, limited to a total employer contribution for each employee of 2.5% of the employee's annual compensation. For fiscal 1994, the period from December 26, 1994 to October 6, 1995, the period from October 6, 1995 through December 31, 1995 and 1996, employer contributions to this plan (or the plan provided by the predecessor) were $385,000, $268,000, $90,000 and $384,000, respectively. Plan II does not permit employer contributions.

  FIBERITE, INC. PENSION PLAN

     With the exception of certain management personnel, all salaried employees of the Company and all hourly employees not covered by union plans or the Fiberite, Inc. Service Related Pension Plan described below are covered under the Fiberite, Inc. Pension Plan, which is a defined benefit pension plan. The plan provides full benefits to all employees who retire either at age 62 after 10 years of service or age 55 with 25 years of service. Employees have no vested right to plan benefits prior to five years of service with the Company. The plan is funded, on a current basis, to meet the requirements of the Employee Retirement Income Security Act of 1974. Prior to June 1995, the Company's salaried employees participated in a pension plan sponsored by ICI American Holdings, Inc. The fiscal 1994 net periodic pension cost is not determinable and therefore is not presented.

                            FIBERITE HOLDINGS, INC.

     Net periodic pension cost included the following components (in thousands):

                                                     PERIOD FROM            PERIOD FROM
                                                  DECEMBER 26, 1994      OCTOBER 6, 1995 TO     FISCAL
                                                  TO OCTOBER 6, 1995     DECEMBER 31, 1995       1996
                                                  ------------------     ------------------     -------
Service cost..................................         $    487                $  162           $   675
Interest cost.................................              721                   240               979
Net deferral..................................              673                   224               267
Less: Return on assets........................           (1,273)                 (424)           (1,100)
                                                           ----               -------             -----
Periodic pension cost.........................         $    608                $  202           $   821
                                                           ====               =======             =====
Discount rate.................................             7.25%                 7.25%             7.25%
Rate of increase in compensation levels.......             6.50%                 6.50%             6.50%
Expected long-term rate of return on assets...             8.00%                 8.00%             8.00%

     On December 31, 1995 and 1996 the plan's assets were invested primarily in stocks and bonds. The following table sets forth the plan's funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31, calculated at the end of each period (in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Actuarial present value of benefit obligations:
      Vested benefit.................................................  $ 9,721     $11,248
                                                                       -------     -------
      Accumulated benefit obligation.................................    9,750      11,297
                                                                       -------     -------
    Projected benefit obligation for services rendered to date.......   13,743      15,032
    Plan assets at estimated fair value..............................   10,382      11,536
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............    3,361       3,496
    Unrecognized net gain............................................      206         492
                                                                       -------     -------
    Accrued pension benefits.........................................  $ 3,567     $ 3,988
                                                                       =======     =======

  FIBERITE, INC. SERVICE RELATED PENSION PLAN

     Union employees at the Winona and Delano plants are covered under the Fiberite, Inc. Service Related Pension Plan, which is a defined benefit pension plan. The plan provides full benefits to all employees who retire either at age 62 after 10 years of service or age 55 with 25 years of service. Employees have no vested right to plan benefits prior to five years of service with the Company. The plan is funded, on a current basis, to meet the requirements of the Employee Retirement Income Security Act of 1974.

     Net periodic pension cost included the following components (in thousands):

                                                  PERIOD FROM           PERIOD FROM
                                 FISCAL        DECEMBER 26, 1994     OCTOBER 6, 1995 TO        FISCAL
                                  1994         TO OCTOBER 6, 1995    DECEMBER 31, 1995          1996
                             --------------    ------------------    ------------------    --------------
Service cost...............      $  126              $  140                $   21              $  120
Interest cost..............         259                 279                    70                 275
Net deferral...............        (162)                127                    43                  80
Less: Return on assets.....          44                (257)                  (86)               (255)
                                   ----              ------                  ----                ----
Periodic pension cost......      $  267              $  289                $   48              $  220
                                   ====              ======                  ====                ====
Discount rate................      8.50%               7.25%                 7.25%               7.25%
Rate of increase in
  compensation levels........ Not applicable    Not applicable     Not applicable   Not applicable
Expected long-term rate of
  return on assets...........     10.00%            8.00%              8.00%             8.00%

                            FIBERITE HOLDINGS, INC.

     On December 31, 1995 and 1996 the plan's assets were invested primarily in stocks and bonds. The following table sets forth the plan's funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31, 1995 and 1996 (in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Actuarial present value of benefit obligations:
      Vested benefit obligation......................................  $ 3,942     $ 4,264
                                                                       -------     -------
      Accumulated benefit obligation.................................    3,949       4,284
                                                                       -------     -------
    Projected benefit obligation for services rendered to date.......    3,949       4,284
    Plan assets at estimated fair value..............................    2,232       2,440
                                                                       -------     -------
    Projected benefit obligation in excess of plan assets............    1,717       1,844
    Unrecognized net gain............................................       19          --
                                                                       -------     -------
    Accrued pension benefits.........................................  $ 1,736     $ 1,844
                                                                       =======     =======

  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company offers medical, dental and life insurance benefits to retired employees and eligible dependents of the retired employees of the Company. Retirees pay insurance premiums based on their years of service with the Company and their age. The Company funds the post-retirement costs on a current basis.

     The net periodic post-retirement cost included the following components (in thousands):

                                                          PERIOD FROM           PERIOD FROM
                                             FISCAL    DECEMBER 26, 1994     OCTOBER 6, 1995 TO    FISCAL
                                              1994     TO OCTOBER 6, 1995    DECEMBER 31, 1995      1996
                                             ------    ------------------    ------------------    ------
Service cost................................ $  333          $  410                 $137           $  524
Interest cost...............................    683             634                  211              767
Amortization of gain........................     --              --                   --              (20)
                                               ----          ------                 ----             ----
                                             $1,016          $1,044                 $348           $1,271
                                               ====          ======                 ====             ====

     The following table sets forth post-retirement amounts recognized in the Company's Consolidated Balance Sheets as of December 31(in thousands):

                                                                        1995        1996
                                                                       -------     -------
    Accumulated post-retirement benefit obligations:
      Retirees.......................................................  $ 2,545     $ 2,258
      Fully eligible actives.........................................    2,767       2,690
      Other actives..................................................    6,657       6,691
      Unrecognized net gain (loss)...................................      (63)      1,346
                                                                       -------     -------
    Accrued post-retirement benefits.................................  $11,906     $12,985
                                                                       =======     =======

     The 1995 and 1996 amounts assume a healthcare cost trend rate for pre-age 65 benefits of 9.5% for indemnity insurance and 7.5% for HMO coverage and post-age 65 benefits of 8.5% for indemnity insurance and 7.5% for HMO coverage. These rates were assumed to decrease each year to 5.0% by 2035 and remain at that level thereafter. The assumed discount rate and rate of increase in compensation levels was 7.25% and 6.50%, respectively, in both years. The effect of a one percentage point increase in the assumed healthcare cost trend rates for each future year would increase the accumulated post-retirement benefit obligation as of December 31, 1996 by $483,000. The effect of this change on the aggregate of the service and interest cost components of the net periodic post-retirement cost would have been an increase of $53,000 for 1996.

                            FIBERITE HOLDINGS, INC.

  OTHER BENEFITS

     The Company offers its employees several standard benefits including medical insurance through either an indemnity plan or a Health Maintenance Organization, dental and life insurance. A large portion of the Company's employees participate in the indemnity and dental insurance plans, for which the Company has purchased stop loss insurance covering any individual claims over $200,000 and aggregate claims over $850,000 in any one year. For claims under these stop loss limits, the Company is self-insured. The Company recorded $414,000 and $460,000 as reserves for medical and dental claims which were incurred but not paid as of December 31, 1995 and 1996, respectively. These estimates are based on the claims history of the plans and specific knowledge of outstanding claims.

  1994 PENSION ADJUSTMENT

     Marketing, general and administrative expenses for 1994 includes a $5.1 million non-cash credit which represents a change in the allocation of pension and post-retirement benefits between ICI American Holdings Inc. and its affiliates. These changes resulted from additional actuarial information that became available in 1994.

(10)  LONG-TERM DEBT
     Long-term debt as of December 31 consists of (in thousands):

                                                                       1995         1996
                                                                     --------     --------
    Secured Term A note payable, interest payable monthly at
      various rates, maturing December 31, 2000 (see below)........  $ 40,000     $ 33,600
    Secured Term B note payable, interest payable monthly at
      various rates, maturing December 31, 2001 (see below)........    35,000       34,500
    Secured revolving line of credit of $25,000, interest payable monthly at various rates, due December 31, 2000 (see
      below).......................................................    15,500        9,000
    11.3% subordinated notes (see below)...........................    31,878       35,502
                                                                     --------     --------
                                                                      122,378      112,602
         Less current portion......................................    (6,900)      (6,900)
                                                                     --------     --------
                                                                     $115,478     $105,702
                                                                     ========     ========

     In October 1995, Fiberite entered into a financing arrangement with a consortium of banks which consisted of a $40.0 million term note, a $35.0 million term note, and a $25.0 million revolving line of credit (LOC) which may be used for cash borrowings and letters of credit. These loans are collateralized by substantially all the assets of Fiberite and guaranteed by Holdings. The term notes and the LOC provide for various borrowing rate options including borrowing rates based on a fixed spread over the Bank of America Illinois reference rate (as defined in the term note agreement). A commitment fee of .5% per annum is paid on the unused portion of the LOC. The weighted average interest rate for the period from October 6, 1995 to December 31, 1995 and fiscal 1996 for these borrowings was 9.41% and 8.51%, respectively. For the period from October 6, 1995 to December 31, 1995 and fiscal 1996, the average daily balance of the LOC was $17.1 million and $12.3 million, respectively, and the highest outstanding balance was $19.0 million and $16.5 million, respectively.

     On October 6, 1995, Holdings issued $31.2 million of 11.3% Subordinated Notes with a scheduled maturity of October 6, 2002.

     The terms of the term notes, LOC, and subordinated notes contain, among other provisions, restrictions on the transfer of funds from Fiberite to Holdings, requirements for maintaining defined levels of working capital, net worth, capital expenditures, and other financial ratios. At December 31, 1996, the Company received from the consortium of banks waivers related to noncompliance with certain covenants. The notes become immediately due and payable in the event of any change in control of the Company.

                            FIBERITE HOLDINGS, INC.

     Maturities of long-term debt as of December 31, 1996 are as follows (in thousands):

            1997......................................................  $  6,900
            1998......................................................     8,500
            1999......................................................    10,100
            2000......................................................    19,600
            2001......................................................    32,000
            Thereafter................................................    35,502
                                                                        --------
                                                                        $112,602
                                                                        ========

(11)  COMMITMENTS AND CONTINGENCIES

     The Company is involved in legal proceedings of a character normally incidental to its business, including substantial claims and pending actions against the Company seeking recovery of alleged damages for asbestos related claims. The Company is indemnified by ICI American Holdings Inc. for a percentage of these claims. As of December 31, 1995 and 1996, the Company has accrued liabilities of $1.0 million to reflect potential losses in conjunction with various legal proceedings. The outcome of these proceedings is not determinable at this time although the Company intends to vigorously defend these actions. It is the opinion of management that the legal proceedings will not result in a liability greater than the amount recorded.

  RAW MATERIALS

     Fiberite purchases most of the raw materials used in production. Several key materials are available from relatively few sources, and in many cases the cost of product qualification makes it impractical to develop multiple sources of supply. The unavailability of these materials, which the Company does not anticipate, could have a material adverse effect on sales and earnings.

  LEASES

     The Company has various noncancelable operating leases, primarily for real estate, vehicles, and office equipment. Total lease expense for fiscal 1994, the period from December 26, 1994 to October 6, 1995, the period from October 6, 1995 to December 31, 1995 and fiscal 1996 was $624,000, $370,000, $136,000 and
$686,000, respectively. Future minimum lease payments under noncancelable operating leases as of December 31, 1996, are as follows (in thousands):

            1997..........................................................  $255
            1998..........................................................   236
            1999..........................................................   183
            2000..........................................................    55
                                                                            ----
                                                                            $729
                                                                            ====

  U.S. GOVERNMENT CLAIMS

     The Company performs on a variety of defense subcontracts and is subject to U.S. Government audits and reviews of negotiations, subcontract performance, cost classifications, accounting and general practices relating to government contracts. The Defense Contract Audit Agency reviews cost accounting and business practices of the Company. There are currently no outstanding claims or assessments against the Company.

                            FIBERITE HOLDINGS, INC.

(12)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash, receivables, accounts payable and accrued liabilities and other payables approximate fair value because of the short maturity of these financial instruments. The term notes and the revolving line of credit bear interest at a rate indexed to variable market rates, therefore, the carrying amounts of the outstanding borrowings approximate fair value. The fair value of the 11.3% Subordinated Notes approximates historical cost because of their anticipated maturity in connection with the anticipated offering discussed in Note 17.

     Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

(13)  COLLECTIVE BARGAINING AGREEMENTS

     Of the Company's approximately 713 active United States employees as of December 31, 1996, 5% are covered under a collective bargaining agreement negotiated with the Teamster's Union and 37% are covered under a collective bargaining agreement negotiated with the United Steel Workers Union. Agreements with the Teamster's Union expire in December, 1997 and October, 1998, and the agreement with the United Steel Workers Union expires in March, 1998. Employees in Germany are covered under a collective bargaining agreement with the Chemical Industries Union which expires in February, 1998.

(14)  STOCK OPTIONS

     The Company granted incentive stock options to certain key management employees pursuant to the Company's 1995 Long Term Incentive and Share Award Plan (the Option Plan). Options granted under the Option Plan are subject to individual vesting schedules, but must be exercised within ten years of the date of grant. Certain of these options would only have been exercisable based on defined performance criteria. During 1996, the individual incentive options were amended to remove the defined performance criteria, resulting in a new measurement date. In 1995 and 1996, 765,000 and 44,000 shares, respectively, of the 906,000 shares available under the plan were issued. In the absence of a market for the Company's common stock in 1996, the fair value of the Company's common stock at the grant date was determined by using price methodology consistent with those applied by investment banking companies. Consistent with APB Opinion No. 25, compensation expense of approximately $3,561,000 has been recognized during fiscal 1996 related to the variable features of these options.

     During 1995, the Company sold restricted stock at the fair market value to Carlisle pursuant to the Company's Restricted Stock Purchase Agreement (the Restricted Stock Plan). These shares were subject to vesting provisions based on defined performance criteria. During 1996, the Restricted Stock Plan was amended to remove the defined performance criteria, resulting in a new measurement date. In the absence of a market for the Company's common stock in 1996, the fair value of the Company's common stock was determined by using a valuation methodology consistent with those applied by investment banking companies. Consistent with APB Opinion No. 25, compensation expense has been recognized in the amount of $6.0 million during fiscal 1996 related to the variable features of these restricted shares.

     The Company adopted SFAS No. 123 for disclosure purposes in 1996. The fair value of each option grant estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for the option grants in 1995 and 1996, respectively: risk-free interest rates of 5.80% and 6.16%; expected dividend yields of 0.00 percent; expected life of 3.6 and 2.3 years; expected volatility of 44.51%. Had compensation costs been determined consistent with SFAS No. 123, utilizing

                            FIBERITE HOLDINGS, INC.

the assumptions detailed above, the effect on the Company's net loss and loss per share would not have been material.

     A summary of options granted under the Option Plan as of December 31, 1995 and 1996 and changes during the year is presented below:

                                                   1995                                   1996
                                    ----------------------------------     ----------------------------------
                                       OPTIONS        WEIGHTED AVERAGE        OPTIONS        WEIGHTED AVERAGE
                                    (IN THOUSANDS)     EXERCISE PRICE      (IN THOUSANDS)     EXERCISE PRICE
                                    --------------    ----------------     --------------    ----------------
Outstanding at beginning of
  year............................         0.0                 --               765.0             $  .50
Granted...........................       765.0             $  .50                44.0                .50
Exercised.........................         0.0                 --                 0.0                 --
Forfeited.........................         0.0                 --                 0.0                 --
Expired...........................         0.0                 --                 0.0                 --
Canceled..........................         0.0                 --                 0.0                 --
                                         -----                                  -----
Outstanding at end of year........       765.0                .50               809.0                 --
                                         =====                ===               =====                ===
Exercisable at year end...........       106.6                .50               386.8                .50
Weighted average fair value of
  options granted.................                         $ 0.50                                 $ 7.21

     In the event the offering described in Note 17 is successful, it is expected that a Directors' stock option plan and an employee stock purchase plan will be implemented.

(15)  MAJOR CUSTOMERS

     The majority of the Company's operations are conducted within one business segment. Sales made to the commercial and military aerospace markets comprised 68.3%, 75.5% and 80.2% of the Company's total sales in 1994, 1995 and 1996, respectively. Net sales to one group of related companies exceeded 10% of the Company's total net sales. Sales to this group in fiscal 1994, the period from December 26, 1994 to October 6, 1995, the period from October 6, 1995 to December 31, 1995 and fiscal 1996 were $19.5 million, $16.0 million, $20.6 million and $32.4 million, respectively. Aggregate receivables from this group at December 31, 1995 and 1996 were $2.2 million and $4.9 million, respectively.

     The Company is a subcontractor to various U.S. Government prime contractors such as Bell Helicopter, Lockheed Martin, Thiokol, and McDonnel Douglas. Net sales under these contracts in fiscal 1994, 1995 and 1996 were $49.6 million, $62.5 million, and $71.4 million, respectively.

                            FIBERITE HOLDINGS, INC.

(16)  FOREIGN OPERATIONS

     The following table sets forth information about the relative size of the Company's operations in the United States and Europe (in thousands):

                                                       FOR THE PERIOD       FOR THE PERIOD
                                FISCAL YEAR ENDED    DECEMBER 26, 1994    OCTOBER 6, 1995 TO       YEAR ENDED
                                DECEMBER 25, 1994    TO OCTOBER 6, 1995   DECEMBER 31, 1995    DECEMBER 31, 1996
                                ------------------   ------------------   ------------------   ------------------
Sales to unaffiliated
  customers:
  United States...............       $158,850             $144,803             $ 40,229             $195,263
  Europe......................         14,120               16,900                5,393               23,564
                                       ------               ------               ------               ------
Transfers between geographic
  areas:
  United States...............          7,308                8,094                2,205                7,214
  Europe......................             --                   --                   --                   --
                                       ------               ------               ------               ------
Eliminations:
  United States...............         (7,308)              (8,094)              (2,205)              (7,214)
  Europe......................             --                   --                   --                   --
                                       ------               ------               ------               ------
                                       (7,308)              (8,094)              (2,205)              (7,214)
                                       ------               ------               ------               ------
     Total Sales..............       $172,970             $161,703             $ 45,622             $218,827
                                       ======               ======               ======               ======
Operating Income:
  United States...............       $ 18,813             $  8,348             $ (3,251)            $    857
  Europe......................         (3,761)              (2,400)                (349)                 (60)
                                       ------               ------               ------               ------
     Total operating income...       $ 15,052             $  5,948             $ (3,600)            $    797
                                       ------               ------               ------               ------
Identifiable assets, at end of
  period:
  United States...............                                                 $163,612             $159,447
  Europe......................                                                   13,365               14,391
                                                                                 ------               ------
Eliminations:
  United States...............                                                  (11,548)             (12,650)
  Europe......................                                                       --                   --
                                                                                 ------               ------
                                                                                (11,548)             (12,650)
                                                                                 ------               ------
     Total assets.............                                                 $165,429             $161,188
                                                                                 ======               ======

(17)  SUBSEQUENT EVENTS

     Subsequent to December 31, 1996, the Company is planning an initial public offering of its Common Stock. The Company plans to issue approximately 3.0 million shares at an estimated initial public offering price between $15 and $17 per share. There can be no assurance, however, that the offering will be completed at a per share price within the estimated range, or at all.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
Prospectus Summary....................     3
Risk Factors..........................     8
The Company...........................    15
Recent Acquisitions...................    15
Use of Proceeds.......................    15
Dividend Policy.......................    16
Capitalization........................    17
Dilution..............................    18
Selected Consolidated Financial
  Data................................    19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    21
Business..............................    27
Management............................    40
Certain Transactions..................    47
Principal and Selling Stockholders....    50
Description of Capital Stock..........    51
Shares Eligible for Future Sale.......    53
Underwriting..........................    55
Legal Matters.........................    57
Experts...............................    57
Additional Information................    57
Index to Consolidated Financial
  Statements..........................   F-1

     UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================

                                5,000,000 SHARES

                                 FIBERITE LOGO

                            FIBERITE HOLDINGS, INC.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                COWEN & COMPANY

                              SALOMON BROTHERS INC
                                           , 1997
======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. The Company is paying all of the expenses incurred on behalf of the Selling Stockholders (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee and the NASD filing fee.

    Registration fee.........................................................  $   29,622
    NASD filing fee..........................................................      10,275
    New York Stock Exchange fee..............................................      87,250
    Blue sky qualification fees and expenses.................................       5,000
    Printing and engraving expenses..........................................     150,000
    Legal fees and expenses..................................................     500,000
    Accounting fees and expenses.............................................     205,000
    Transfer agent and registrar fees........................................       5,000
    Fee for Custodian for Selling Stockholders...............................       5,000
    Miscellaneous............................................................      52,853
                                                                                 --------
              Total..........................................................  $1,050,000
                                                                                 ========

------------------------------

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 145 of the DGCL permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Company's Certificate, and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct of a culpable nature).

     These indemnification provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Since October 6, 1995, the Registrant has sold and issued the following unregistered securities:

     (A) ISSUANCES OF SHARES OF COMMON STOCK.

     On October 6, 1995, the Company issued a total of 10,000,000 shares of Common Stock: 8,971,822 to the DLJ Investors; 928,530 to Carlisle; and 99,648 to Steeple in exchange for an aggregate of $5,000,000 cash at a purchase price of $0.50 per share.

     In addition, since October 6, 1995, the Registrant also issued a total of 346,700 shares of Common Stock at $0.50 per share to 23 employees and 741,957 to the Carlisle Group in exchange for Promissory Notes executed by the Company and cash. See "Certain Transactions."

     (B) OPTION ISSUANCES TO, AND EXERCISES BY, EMPLOYEES AND DIRECTORS. From October 6, 1995 to December 31, 1996, the Registrant issued options to purchase a total of 809,000 shares of Common Stock at an exercise price of $0.50 per share to 37 employees. No consideration was paid to the Registrant by any recipient of any of the foregoing options for the grant of any such options. As of December 31, 1996, no employees had exercised their options.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     The issuances described in Items 15(a) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(b) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
 1.1*    Form of Underwriting Agreement.
 3.1*    Amended and Restated Certificate of Incorporation of the Company.
 3.2*    Bylaws.
 4.1*    Specimen Common Stock Certificate.
 4.2     Securities Purchase Agreement among the Company and Certain Purchasers dated October
         6, 1995.
 4.3     Amended and Restated Restricted Stock Purchase Agreement between the Company and
         Carlisle Group, L.P. dated as of December 31, 1996.
 4.4     Restricted Stock Purchase Agreement between the Company and James E. Ashton dated as of January 2, 1997.
 4.5     Purchase Agreement among the Company, Fiberite, Inc. and ICI American Holdings Inc.
         dated October 6, 1995.
 4.6     Shareholders' Agreement among the Company, DLJ Merchant Banking Partners, L.P., DLJ
         International Partners, C.V., DLJ Offshore Partners, C.V., DLJ Merchant Banking
         Funding, Inc., Carlisle-Fiberite Investors, L.P., and Steeple International, Inc.
         dated October 6, 1995, as amended.
 5.1*    Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.
10.1     Form of Indemnification Agreement for directors and executive officers.
10.2     1995 Long Term Incentive and Share Award Plan, as amended.
10.3     1997 Outside Directors Stock Option Plan and forms of agreement thereunder.
10.4     1997 Employee Stock Purchase Plan and forms of agreement thereunder.
10.5     Management Incentive Compensation Plan, as amended.
10.6     Amended and Restated Employment Agreement between James E. Ashton and Fiberite, Inc.
         effective December 9, 1996.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
10.7*    Severance Agreement between Carl W. Smith and ICI Composites, Inc. dated September
         25, 1995.
10.8     Employment Agreement between Ronald M. Miller and Fiberite, Inc. effective January
         29, 1997.
10.9     Employment Agreement between Jon DeVault and Fiberite, Inc. effective February 1,
         1997.
10.10    Credit Agreement among the Company and Bank of America National Trust and Savings
         Association and other parties dated October 6, 1995, as amended.
10.11    Business Purchase Agreement among the Company, Dalia Verwaltungsgesellschaft mbH, and Fiberite Europe GmbH dated October 6, 1995.
10.12**  Agreement between Imperial Chemical Industries PLC and ICI Composites Inc. regarding
         Research and Development work, dated January 1, 1994.
10.13    Special Security Agreement between AXA, The Equitable Companies Incorporated,
         Donaldson, Lufkin & Jenrette, Inc., DLJ Capital Investors, Inc., DLJ Merchant
         Banking, Inc., Fiberite Holdings, Inc., Fiberite Inc. and the United States
         Department of Defense effective April 9, 1996.
21.1     Subsidiaries of the Registrant
23.1     Consent of Independent Public Accountants (see page II-6).
23.2     Consent of Independent Certified Public Accountants (see page II-7).
23.3     Consent of Counsel (included in Exhibit 5.1).
24.1     Power of Attorney (see page II-5).
27.1     Financial Data Schedule.

------------------------------

 * To be filed by amendment.

** Confidential treatment requested as to part of this Exhibit.

     (B). FINANCIAL STATEMENT SCHEDULES.

          Schedule II -- Valuation and Qualifying Accounts and Reserves.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tempe, County of Maricopa, State of Arizona, on the 21st day of February, 1997.

                                          Fiberite Holdings, Inc.

                                          By:       /s/ JAMES E. ASHTON
                                            ------------------------------------
                                                      James E. Ashton
                                                  Chief Executive Officer
                                               (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints James E. Ashton and Carl W. Smith, or either of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the Offering contemplated by this Registration Statement, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                SIGNATURE                                TITLE                      DATE

           /s/ JAMES E. ASHTON              Chief Executive Officer          February 21, 1997
------------------------------------------  (Principal Executive Officer)
             James E. Ashton
            /s/ CARL W. SMITH               President and Chief Operating    February 21, 1997
------------------------------------------  Officer
              Carl W. Smith

           /s/ RONALD M. MILLER             Vice President, Finance, Chief   February 21, 1997
------------------------------------------  Financial Officer, Treasurer
             Ronald M. Miller               and Secretary
                                            (Principal Financial and
                                            Accounting Officer)

            /s/ THOMPSON DEAN               Director                         February 21, 1997
------------------------------------------
              Thompson Dean

            /s/ REID S. PERPER              Director                         February 21, 1997
------------------------------------------
              Reid S. Perper

              /s/ KARL WYSS                 Director                         February 21, 1997
------------------------------------------
                Karl Wyss

             /s/ DAVID CANEDO               Director                         February 21, 1997
------------------------------------------
               David Canedo

                                                                    EXHIBIT 23.1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the use of our reports (and to all references to our Firm) included in or made a part of this registration statement.

                                          /s/ Arthur Andersen LLP

Phoenix, Arizona
February 19, 1997

                                                                    EXHIBIT 23.2

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
Fiberite, Inc.:

     The audits referred to in our report dated January 17, 1997 included the related financial statement schedules as of and for the year ended December 25, 1994 and as of and for the nine-month period ended October 6, 1995, included in the Registration Statement. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

     We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

                                          /s/ KPMG Peat Marwick LLP

Phoenix, Arizona
February 20, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO FIBERITE HOLDINGS, INC.:

     We have audited in accordance with generally accepted auditing standards the consolidated financial statements of Fiberite Holdings, Inc. and subsidiaries included in this Form S-1 and have issued our report thereon dated February 19, 1997. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /S/  ARTHUR ANDERSEN LLP

Phoenix, Arizona
  February 19, 1997.

                                                                     SCHEDULE II

                            FIBERITE HOLDINGS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                ADDITIONS
                                                         ------------------------
                                          BALANCE AT     CHARGED TO    CHARGED TO                  BALANCE AT
                                         BEGINNING OF    COSTS AND       OTHER                       END OF
              DESCRIPTION                   PERIOD        EXPENSES      ACCOUNTS     DEDUCTIONS      PERIOD
---------------------------------------  ------------    ----------    ----------    ----------    ----------
For the fiscal year ended December 25,
  1994
  Allowance for doubtful accounts......    $    503       $     40        $ --        $   (321)      $  222
  Allowance for returns and
     allowances........................         805          2,686          --          (2,606)         885
  Deferred tax asset valuation
     allowance.........................      10,397         (2,163)         --              --        8,234
For the period from December 26, 1994
  to October 6, 1995
  Allowance for doubtful accounts......         222            112          --             (79)         255
  Allowance for returns and
     allowances........................         885          1,463          --          (1,224)       1,124
  Deferred tax asset valuation
     allowance.........................       8,234          1,448          --              --        9,682
For the period from October 6, 1995 to
  December 31, 1995
  Allowance for doubtful accounts......         255             83          --             (63)         275
  Allowance for returns and
     allowances........................       1,124             35          --            (318)         841
  Deferred tax asset valuation
     allowance.........................          --          2,365          --              --        2,365
For the fiscal year ended December 31,
  1996
  Allowance for doubtful accounts......         275            113          --             (47)         341
  Allowance for returns and
     allowances........................         841          3,108          --          (2,914)       1,035
  Deferred tax asset valuation
     allowance.........................    $  2,365       $   (122)       $ --        $     --       $2,243

                                 EXHIBIT INDEX

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                            DESCRIPTION OF DOCUMENT                               PAGES
-------  --------------------------------------------------------------------------  ------------
 1.1*    Form of Underwriting Agreement............................................
 3.1*    Amended and Restated Certificate of Incorporation of the Company..........
 3.2*    Bylaws....................................................................
 4.1*    Specimen Common Stock Certificate.........................................
 4.2     Securities Purchase Agreement among the Company and Certain Purchasers dated October 6, 1995.....................................................
 4.3     Amended and Restated Restricted Stock Purchase Agreement between the
         Company and Carlisle Group, L.P. dated as of December 31, 1996............
 4.4     Restricted Stock Purchase Agreement between the Company and James E.
         Ashton dated as of January 2, 1997........................................
 4.5     Purchase Agreement among the Company, Fiberite, Inc. and ICI American
         Holdings Inc. dated October 6, 1995.......................................
 4.6     Shareholders' Agreement among the Company, DLJ Merchant Banking Partners,
         L.P., DLJ International Partners, C.V., DLJ Offshore Partners, C.V., DLJ
         Merchant Banking Funding, Inc., Carlisle-Fiberite Investors, L.P., and
         Steeple International, Inc. dated October 6, 1995, as amended.............
 5.1*    Opinion of Gray Cary Ware & Freidenrich, A Professional Corporation.......
10.1     Form of Indemnification Agreement for directors and executive officers....
10.2     1995 Long Term Incentive and Share Award Plan, as amended.................
10.3     1997 Outside Directors Stock Option Plan and forms of agreement thereunder................................................................
10.4     1997 Employee Stock Purchase Plan and forms of agreement thereunder.......
10.5     Management Incentive Compensation Plan, as amended........................
10.6     Amended and Restated Employment Agreement between James E. Ashton and
         Fiberite, Inc. effective December 9, 1996.................................
10.7*    Severance Agreement between Carl W. Smith and ICI Composites, Inc. dated
         September 25, 1995........................................................
10.8     Employment Agreement between Ronald M. Miller and Fiberite, Inc. effective
         January 29, 1997..........................................................
10.9     Employment Agreement between Jon DeVault and Fiberite, Inc. effective
         February 1, 1997..........................................................
10.10    Credit Agreement among the Company and Bank of America National Trust and
         Savings Association and other parties dated October 6, 1995, as amended...
10.11    Business Purchase Agreement among the Company, Dalia
         Verwaltungsgesellschaft mbH, and Fiberite Europe GmbH dated October 6,
         1995......................................................................
10.12**  Agreement between Imperial Chemical Industries PLC and ICI Composites Inc.
         regarding Research and Development work, dated January 1, 1994............
10.13    Special Security Agreement between AXA, The Equitable Companies
         Incorporated, Donaldson, Lufkin & Jenrette, Inc., DLJ Capital Investors,
         Inc., DLJ Merchant Banking, Inc., Fiberite Holdings, Inc., Fiberite Inc.
         and the United States Department of Defense effective April 9, 1996.......
21.1     Subsidiaries of the Registrant............................................
23.1     Consent of Independent Public Accountants (see page II-6).................

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                            DESCRIPTION OF DOCUMENT                               PAGES
-------  --------------------------------------------------------------------------  ------------
23.2     Consent of Independent Certified Public Accountants (see page II-7).......
23.3     Consent of Counsel (included in Exhibit 5.1)..............................
24.1     Power of Attorney (see page II-5).........................................
27.1     Financial Data Schedule...................................................

------------------------------

 * To be filed by amendment.

** Confidential treatment requested as to part of this Exhibit.